UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________

FORM 10/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

_________________

FSP 303 East Wacker Drive Corp.
(Exact name of registrant as specified in its charter)

_________________

Delaware	20-8061759
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210
(Address of principal executive offices)

(781) 557-1300
(Registrant’s telephone number, including area code)
_________________

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock, $.01 par value per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Item 1.   Business

History

Our company, FSP 303 East Wacker Drive Corp., which we refer to as the Company, is a Delaware corporation formed to purchase, own and operate a twenty-eight story multi-tenant office tower containing approximately 859,187 rentable square feet of office and retail space and a 294-stall underground parking garage located in downtown Chicago, Illinois, which we refer to as the Property.  The Company operates in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

The Company was organized in December 2006 by FSP Investments LLC (member, FINRA and SIPC), a wholly-owned subsidiary of Franklin Street Properties Corp., which we refer to as Franklin Street (AMEX: FSP).  FSP Investments LLC acted as a real estate investment firm and broker/dealer with respect to (a) the organization of the Company, (b) the acquisition of the Property by the Company and (c) the sale of equity interests in the Company.

The Company purchased the Property from an unaffiliated third party for $167,000,000 on January 5, 2007.  The purchase price, which was determined based on arm’s-length negotiations, was financed entirely by a loan from Franklin Street collateralized by a first mortgage, which we refer to as the Acquisition Mortgage Loan.  The Acquisition Mortgage Loan was repaid in its entirety on December 27, 2007 from the proceeds of the sale of equity interests in the Company.  Total interest and loan fees incurred on the Acquisition Mortgage Loan were approximately $13,810,000.  The Company acquired the Property through FSP 303 East Wacker Drive LLC, a wholly-owned subsidiary of the Company.  The sole business of FSP 303 East Wacker Drive LLC is to own and operate the Property.

The Company commenced operations in January 2007.

Franklin Street holds the sole share of the Company’s common stock, $.01 par value per share, which we refer to as the Common Stock.  Between February 2007 and December 2007, FSP Investments LLC completed the sale of equity interests in the Company through the offering on a best efforts basis of 2,210 shares of preferred stock, $.01 par value per share, which we refer to as the Preferred Stock.  We sold the Preferred Stock in a private placement offering to “accredited investors” within the meaning of Regulation D under the Securities Act of 1933.  Between February 7, 2007 and December 27, 2007, the Company held 17 investor closings, at each of which shares of Preferred Stock were sold and funds were received.  On December 27, 2007, Franklin Street purchased 965.75 shares of Preferred Stock (approximately 43.7%) of the Company for consideration totaling $82,813,000, representing $96,575,000 at the offering price net of commissions of $7,726,000 and fees of $6,036,000 that were excluded.  Prior to purchasing any shares of Preferred Stock, Franklin Street agreed to vote any shares held by it on any matter presented to the holders of Preferred Stock in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than Franklin Street and its affiliates.  For purposes of determining how Franklin Street votes its shares of Preferred Stock, abstentions and non-votes by stockholders other than Franklin Street are not considered.  Funds from each individual closing were used to repay the Acquisition Mortgage Loan and associated fees as well as other expenses payable to Franklin Street’s wholly-owned subsidiary, FSP Investments LLC.  The use of proceeds from the offerings of Preferred Stock, including for payments to Franklin Street and its affiliates, is set forth in the table below:

Use of proceeds:
Type	Affiliate paid	Amount
Operating/Capital Reserve (1)		$20,055,000
Organizational, Offering and
Other Expenditures for the Company(2)	FSP Investments LLC	1,200,000
City of Chicago Transfer Taxes		1,252,500
Selling Commissions(3)	FSP Investments LLC	9,954,000
Acquisition-Related Costs:
Purchase Price of the Property(4)	Franklin Street Properties Corp.	167,000,000
Loan Fee Paid to Franklin Street (5)	Franklin Street Properties Corp.	7,154,438
Acquisition Fee(6)	FSP Investments LLC	622,125
Total Uses of Gross Offering Proceeds		$207,238,063

(1)	The Operating/Capital Reserve proceeds were retained by the Company for operating and capital uses.
(2)
Organizational, Offering and Other Expenditures were paid for various expenses, including legal, accounting, appraisal, engineering and organizational expenses allocable to the offering, incurred in connection with the organization and syndication of the Company.

(3)	Selling Commissions were paid to FSP Investments LLC, as Selling Agent.
(4)	The Purchase Price of the Property was financed by the Acquisition Mortgage Loan, which was repaid from proceeds of the offering.
(5)
The Loan Fee paid to Franklin Street was a fee (or points) payable to Franklin Street to obtain the Acquisition Mortgage Loan to purchase the Property in the amount of $7,154,438.  The Acquisition Mortgage Loan was in an original principal amount equal to the purchase price of the Property, and had a term of two years, which was prepayable at any time without premium or penalty and carried an interest rate equal to the rate payable by Franklin Street on borrowings under its line of credit with its bank.

(6)	The Acquisition Fee was paid for various services related to the purchase of the Property.

Transactions between the Company and Franklin Street and/or its affiliates were entered into without the benefit of arm’s-length bargaining and involved conflicts of interest.  Although Franklin Street sponsors the syndication of other REITs similar to the Company and has in the past acquired some of those REITs, Franklin Street is under no obligation to acquire or to offer to acquire the Company or the outstanding shares of Preferred Stock, and any acquisition transaction would need to be approved by the Company’s stockholders and the boards of directors of Franklin Street and the Company.  Please see “Item 7. Certain Relationships and Related Transactions, and Director Independence”.

Our Business

Our sole business is to own and operate the Property and we do not intend to invest in or purchase any additional properties.  We derive rental revenue from income paid to us by the tenants of the Property.  Asset and property management services are provided by third parties.

The Property was completed in 1979 and is a twenty-eight story multi-tenant office tower located in downtown Chicago, Illinois containing approximately 859,187 rentable square feet of office and retail space and a 294-stall underground parking garage.

The Property underwent a remeasurement of space in 2002.  This remeasurement concluded that the rentable space in the Property could be increased from approximately 838,943 square feet to approximately 859,187 square feet.  This Registration Statement on Form 10 makes reference to the more recently determined 859,187 square foot number in all of its general descriptions of the Property, including leasing statistics.  The Company believes that the potential exists in the future to gain greater amounts of rental income from leasing this extra space and intends to do so.  However, the Company also believes that any such potential gains will not come immediately as existing tenants and their respective leases are mostly based upon the previous 838,943 square foot measurement.  Accordingly, principally all tenant and lease descriptions set forth in this Registration Statement on Form 10 reflect the terms and conditions of the respective lease documents, which generally are based on the 838,943 square foot measurement instead of the 859,187 square foot number.

The Property, formerly known as Three Illinois Center, is part of the multi-building, mixed-use development known as Illinois Center, which includes office buildings, hotels, residential buildings, and a large athletic club.  The Property was preceded in construction by One and Two Illinois Center, which were developed in 1970 and 1972, respectively.  The three towers share an aluminum and glass design that is characteristic of contemporary international style, distinguished by a curtain wall of bronze-finished aluminum and reflective glass.  The Property is located on the eastern portion of the development along the southern edge of the Chicago River.

The office component of the Property is separated into low-rise, mid-rise and high-rise sections. The Plaza, or first floor, has three elevator banks, each containing five passenger elevators and a freight elevator which services the 27 floors of office space.  An additional elevator is also provided at the Plaza level for direct access to the parking garage and Concourse.  Access to the Concourse level from the Plaza level is provided by an escalator system.  Access to the Plaza level from street-level is provided by entrances on the West and East sides of the Property and emergency exits on the south end.

The Property was approximately 90.1% leased as of March 31, 2008 to a diverse group of tenants with staggered lease expirations.  Management believes that any tenant that leases 10% or more of the Property’s rentable space is material.  The largest tenant is KPMG LLP, or KPMG, which leases approximately 259,090 square feet (30.2%) of the Property’s rentable space through August 2012.  Consoer Townsend Environdyne Engineers, Inc., or CTE, leases approximately 117,379 square feet (13.7%) of the Property’s rentable space through September 2014.  KPMG is one of the largest accounting firms in the world and has a AAA credit rating, and CTE, while not a credit-rated entity, is a subsidiary of AECOM Technology Corporation, a provider of professional, technical and management support services (NYSE: ACM), which has guaranteed CTE's obligations under the lease. No other tenant leases 10% or more of the Property’s rentable space.  Other prominent additional tenants include Equity Marketing, Inc., a marketing services firm which leases approximately 60,494 square feet (7.0%) through March 31, 2009.  There are currently approximately 36 tenants leasing space at the Property.

In general, office leases at the Property are structured on a triple-net (NNN) basis with respect to expenses, so that the tenant is responsible for its respective pro-rata percentage of expenses.  In general, concourse level (lower level) retail tenants have full service gross rent leases under which gross rent includes expenses.

FSP Property Management LLC, a wholly-owned subsidiary of Franklin Street, provides the Company with asset management and financial reporting services.  The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one-half of one percent (0.5%) of that month’s gross revenues of the Property.  The asset management agreement between the Company and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days written notice.

Hines Interests Limited Partnership provides the Company with day-to-day property management, construction management and leasing services relating to the operation of the Property.  Hines Interests Limited Partnership is a third-party service provider that is not related to or affiliated with Franklin Street.  The management agreement between the Company and Hines Interests Limited Partnership requires the Company to pay Hines Interests Limited Partnership a monthly fee equal to two and one-half percent (2.5%) of the net operating receipts collected in the preceding month.  The management agreement between the Company and Hines Interests Limited Partnership is for a term of five years ending in December 2011 and may be terminated for cause.

Investment Objectives

The Company's investment objectives are to (i) obtain cash available to pay dividends through rental receipts from operations of the Property, (ii) have that cash increase over time as a result of rental rate step increases in existing leases and new leasing activity in currently vacant space, (iii) have that cash potentially increase over time if rental rates increase for new leases, (iv) provide a return of capital to holders of our Preferred Stock if we obtain permanent mortgage financing or another capital event occurs, (v) provide increased equity in the Property to our holders of Preferred Stock as a result of potential appreciation in market value, and (vi) preserve and protect the capital invested by the holders of our Preferred Stock.  We cannot be sure of meeting our objectives.

Our policy is not to make loans to other persons, not to invest in the securities of other issuers for the purpose of exercising control, not to underwrite the securities of other issuers, not to offer securities in exchange for property and not to purchase or otherwise reacquire our securities.  These policies may be changed by our directors without a vote of the holders of shares of our Preferred Stock.

We have issued our shares of Preferred Stock in the offering described above.  No additional shares of Preferred Stock are authorized by our charter, and authorization of any increase in the number of authorized shares or the creation of any new series or class of stock would require the affirmative vote of the holders of 66.67% of the outstanding shares of Preferred Stock.

We intend to dispose of the Property at a time determined by our directors, which we currently expect to be within four to six years.  We do not intend to reinvest the proceeds of any such disposition.  We also do not intend to list our shares of Preferred Stock on an exchange and therefore do not expect any trading market to develop in such shares.

We have the right to obtain a permanent mortgage loan and a line of credit as described below.

Permanent Mortgage Loan

Management believes that the Property has the potential for increased occupancy and rental rates in the future and, assuming that such increases occur, our management believes that the holders of our Preferred Stock could benefit, in the form of a return of capital that produces a positive total return, from either the Company’s obtaining some level of permanent mortgage debt financing, which we refer to as the Permanent Mortgage Loan, or the sale of the Property or a merger transaction at such time.  The Company has the right, in its sole and absolute discretion and without the consent of any holder of shares of our Preferred Stock, to obtain the Permanent Mortgage Loan.  Although the Company has no obligation to obtain the Permanent Mortgage Loan, if the Company decides to obtain the Permanent Mortgage Loan, the Company will have the right, in its sole and absolute discretion and without the consent of any holder of shares of our Preferred Stock, to negotiate all of the terms and conditions of the Permanent Mortgage Loan and any refinancing thereof including, without limitation, the timing of the closing and funding, the identity of the lender, the principal amount, the interest rate, the maturity and the security.   As of the date of the filing of this Registration Statement on Form 10, the Company has neither sought nor obtained the Permanent Mortgage Loan.

Revolving Line of Credit

While a line of credit is not expected to be needed, the Company may, without the consent of any holder of shares of our Preferred Stock, obtain a revolving line of credit of up to $66,800,000 on commercially reasonable terms to be used for capital improvements or to pay operating expenses of the Property, if needed.  As of the date of the filing of this Registration Statement on Form 10, the Company has neither sought nor obtained a line of credit.

Competition

The Property is a multi-tenant office tower located in downtown Chicago, Illinois.  The Property may encounter substantial competition from the other office buildings which are or may become available in the general area in which the Property is located and which may be priced at rental levels lower than those for space in the Property or which may otherwise be more attractive to tenants.  In order to maintain or increase rental revenues following the expiration of our leases, the Property must be competitive, in regards to cost and amenities, with other buildings of similar use near our location.  Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services.  On the other hand, some of our competitors may be smaller or have lower fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level.  If there is no currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our Property.   Not only do we compete with other landlords and developers, but we are also affected by larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control which may affect our ability to compete.  Given that the Property is a multi-tenant office tower that is leased to a diverse group of office and retail tenants with staggered lease expirations, we cannot predict which competitive factors will be relevant to prospective future tenants at this time.

Employees

We had no employees as of March 31, 2008 and December 31, 2007.

Governmental Regulations

The Company is subject to federal, state and local laws and regulations relating to taxes and securities including, without limitation, compliance with all applicable REIT requirements, timely payment of real estate taxes and, at the time that this Registration Statement on Form 10 becomes effective, compliance with all applicable Securities and Exchange Commission requirements.  In addition, all real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety.  These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals.  Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal.  In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect the Company’s ability to sell or rent the Property or to use the Property as collateral for the Permanent Mortgage Loan or any other future borrowing.  Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by the Company.  There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of the Property will not be affected by the operations of tenants, by the existing condition of the land, by operations in the vicinity of the Property, such as the presence of underground storage tanks, or by the activities of unrelated third parties.  In addition, the Property is subject to federal, state and local laws and regulations relating to fire, health, life-safety and similar regulations including, without limitation, access for disabled persons, that the Company may be required to comply with, and the Company may be subject to liability in the form of fines or damages for noncompliance.  Although the Company will use its best efforts to comply with all applicable governmental regulations, there can be no assurance of its ability to do so, nor can the Company predict the actual cost or effect of these governmental regulations on its operations.

Available Information

Once this filing on Form 10 becomes effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the Securities and Exchange Commission (SEC).  This Registration Statement on Form 10 and other reports and other information we file subsequently can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m.  Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov.  Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We will make available and voluntarily provide paper copies, free of charge upon written request at the address on the cover of this Registration Statement on Form 10, a copy of this Registration Statement on Form 10, and subsequently our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.  We do not maintain a website.

Item 1A.  Risk Factors

Not applicable.

Item 2.  Financial Information

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement on Form 10.  Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as necessarily indicative of future operations.  The following discussion and other parts of this Registration Statement Form 10 may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.  Investors are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation changes in economic conditions in the market where the Property is located, risks of a lessening of demand for the type of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, insurance increases and real estate tax valuation reassessments.  Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  We will not update any of the forward-looking statements after the date this Registration Statement on Form 10 is filed to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the consolidated financial statements and related notes included in Item 13 hereof.

Overview

The Company operates in one business segment, which is real estate operations, and owns a single property.  Our real estate operations involve real estate rental operations, leasing services and property management services.  The main factor that affects our real estate operations is the broad economic market conditions in the United States and, more specifically, the economic conditions in Chicago, Illinois, the relevant submarket.  These market conditions affect the occupancy levels and the rent levels on both a national and local level.  We have no influence on national or local market conditions.

It is difficult for management to predict what will happen to occupancy or rents after the expiration of the leases at our Property because the need for space and the price tenants are willing to pay are tied to both the local economy and the larger trends in the national economy, such as job growth, interest rates, and corporate earnings, which in turn are tied to even larger macroeconomic and political factors, such as volatility in energy pricing and the risk of terrorism.  In addition to the difficulty of predicting macroeconomic factors, it is difficult to predict how our local market or tenants will suffer or benefit from changes in the larger economy. In addition, because the Property is in a single geographical market, these macroeconomic trends may have a different effect on the Property and on its tenants, many of which operate on a national level.

Trends and Uncertainties

Real Estate Operations

Our sole business is to own and operate the Property and we do not intend to invest in or purchase any additional properties.  The Property was completed in 1979 and is a twenty-eight story multi-tenant office tower located in downtown Chicago, Illinois containing approximately 859,187 rentable square feet of office and retail space and a 294-stall underground parking garage.

The Property underwent a remeasurement of space in 2002.  This remeasurement concluded that the rentable space in the Property would be increased to approximately 859,187 square feet as leases expire and spaces are re-leased.  This Registration Statement on Form 10 makes reference to the more recently determined 859,187 square foot number in all of its general descriptions of the Property, including leasing statistics.  The Company believes that the potential exists in the future to gain greater amounts of rental income from leasing this extra space and intends to do so.  However, the Company also believes that any such potential gains will not come immediately as existing tenants and their respective leases are predominately based upon the previous 838,943 square foot measurement.  Accordingly, all tenant and lease descriptions set forth in this Registration Statement on Form 10 reflect the terms and conditions of the respective lease documents, which generally are based on the 838,943 square foot measurement instead of the 859,187 square foot number.

The Property was approximately 90.1% leased as of March 31, 2008 to a diverse group of tenants with staggered lease expirations.  Management believes that any tenant that leases 10% or more of the Property’s rentable space is material.  The largest tenant is KPMG LLP, or KPMG, which leases approximately 259,090 square feet (30.2%) of the Property’s rentable space through August 2012.  Consoer Townsend Environdyne Engineers, Inc., or CTE, leases approximately 117,379 square feet (13.7%) of the Property’s rentable space through September 2014.  KPMG is one of the largest accounting firms in the world and has a AAA credit rating, and CTE, while not a credit-rated entity, is a subsidiary of AECOM Technology Corporation, a provider of professional, technical and management support services (NYSE: ACM), which has guaranteed CTE's obligations under the lease. No other tenant leases 10% or more of the Property’s rentable space.  Other prominent additional tenants include Equity Marketing, Inc., a marketing services firm which leases approximately 60,494 square feet (7.0%) through March 31, 2009.  There are currently approximately 36 tenants leasing space at the Property.

During 2007, we believe that vacancy rates for buildings in the Chicago office market decreased and that rental rates increased as a result.  Management does not know how long these trends will continue.  Following termination of an existing lease, there is a possibility that we might not be able to re-lease all of the space and any space that is re-leased could be at a rate that is lower than the expiring rate, possibly resulting in decreased cash flows.  Bankruptcy or a material adverse change in the financial condition of a material tenant would likely have a material adverse effect on our results of operations.

    Debt Market Conditions

Management believes that the Property has the potential for increased occupancy and rental rates in the future and, assuming that such increases occur, our management believes that the holders of our Preferred Stock could benefit from either the Company’s obtaining the Permanent Mortgage Loan or the occurrence of another capital event at such time.  The Company has the right, in its sole and absolute discretion and without the consent of any holder of shares of our Preferred Stock, to obtain the Permanent Mortgage Loan.  Although the Company has no obligation to obtain the Permanent Mortgage Loan, if the Company decides to obtain the Permanent Mortgage Loan, the Company will have the right, in its sole and absolute discretion and without the consent of any holder of shares of our Preferred Stock, to negotiate all of the terms and conditions of the Permanent Mortgage Loan and any refinancing thereof including, without limitation, the timing of the closing and funding, the identity of the lender, the principal amount, the interest rate, the maturity and the security.  Because interest rate levels and the availability of financing may affect our ability to obtain the Permanent Mortgage Loan, current debt market conditions could affect our business. The debt market is currently experiencing unprecedented disruptions, including reduced liquidity and increased credit risk premiums for certain market participants.  These conditions, which increase the cost and reduce the availability of debt, may continue or worsen in the future.  At this time we cannot predict the extent or duration of any negative impact that the current debt market conditions will have on our business.  As of the date of the filing of this Registration Statement on Form 10, the Company has neither sought nor obtained the Permanent Mortgage Loan.

Critical Accounting Policies and Estimates

We have certain critical accounting policies that are subject to judgments and estimates by our management and uncertainties of outcome that affect the application of these policies.  We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances.  On an on-going basis, we evaluate our estimates.  In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information.  The accounting policies that we believe are most critical to the understanding of our financial position and results of operations and that require significant management estimates and judgments are discussed below.

Critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates.  We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations.  Our most critical accounting policies involve our investments in real property.  These policies affect our:

•	allocation of purchase prices between various asset categories and the related impact on our recognition of rental income and depreciation and amortization expense; and
•	assessment of the carrying values and impairments of long-lived assets.

Allocation of Purchase Price

We have allocated the purchase price of the Property to land, buildings and improvements.  Each component of purchase price generally has a different useful life.  We allocate the value of real estate acquired among land, buildings, improvements and identified intangible assets and liabilities, which may consist of the value of above market and below market leases, the value of in-place leases, and the value of tenant relationships. Purchase price allocations and the determination of the useful lives are based on management’s estimates, which were partially based upon an appraisal that we obtained from an independent real estate appraisal firm.

Purchase price allocated to land and building and improvements is based on management’s determination of the relative fair values of these assets assuming the Property was vacant. Management determines the fair value of the Property using methods similar to those used by independent appraisers. Purchase price allocated to above market leases is based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to in-place leases and (ii) our estimate of fair market lease rates for leases, measured over a period equal to the remaining non-cancelable term of the leases.  Purchase price allocated to in-place leases and the tenant relationships is determined as the excess of (i) the purchase price paid for the Property after adjusting the existing in-place lease to market rental rates over (ii) the estimated fair value of the Property as if vacant.  This aggregate value is allocated between the in-place lease value and tenant relationship based on management’s evaluation of the specific characteristics of the tenant’s lease; however, the value of tenant relationships has not been separated from in-place lease value because such value and its consequence to amortization expense is immaterial for the acquisition reflected in our financial statements.  Factors considered by us in performing these analyses include (i) an estimate of carrying costs during the expected lease-up periods, including real estate taxes, insurance and other operating income and expenses, and (ii) costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs.

Depreciation and Amortization

We compute depreciation expense using the straight-line method over estimated useful lives of up to 39 years for the building and improvements, and up to 15 years for personal property.  The allocated cost of land is not depreciated.  The capitalized above-market lease values, if any, are amortized as a reduction to rental income over the remaining non-cancelable terms of the lease.  The value of above or below-market leases is amortized over the remaining non-cancelable periods of the lease.  The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is also amortized over the remaining non-cancelable periods of the respective leases.  If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.  Inappropriate allocation of acquisition costs, or incorrect estimates of useful lives, could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods, as is required by generally accepted accounting principles.

Impairment

We periodically evaluate the Property for impairment indicators.  These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that permanently reduce the value of our investment.  If indicators of impairment are present, we evaluate the carrying value of the Property by comparing it to its expected future undiscounted cash flows.  If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the Property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows.  If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Lease Classification

Each time we enter a new lease or materially modify an existing lease we evaluate whether it is appropriately classified as a capital lease or as an operating lease.  The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue.  These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows.  Incorrect assumptions or estimates may result in misclassification of our leases.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The adoption of this standard is not expected to have a material impact on the Company’s financial position, operations or cash flow.

Results of Operations

The Company acquired the Property and commenced operations on January 5, 2007, and as a result, nearly a full year of operations is included in results of operations for the period ended December 31, 2007.  As of March 31, 2008, the Property was approximately 90.1% leased to a diverse group of tenants with staggered lease expirations.

Comparison of the three months ended March 31, 2008 to the period January 5, 2007 (date operations commenced) to March 31, 2007.

Revenue

Total revenue increased $0.5 million, to $5.8 million for the three months ended March 31, 2008, as compared to $5.3 million for the period ended March 31, 2007.  This increase was primarily due to an increase in revenue from scheduled rents of $0.4 million and an increase in recovery of expenses of $0.1 million with both increases resulting from an increase in leasing and occupancy and an additional four days of operation in 2008 .  The occupancy rate rose 5.1% to 90.1% from the three months ended March 31, 2008 compared to 85% for the period ended March 31, 2007.

Expenses

Total expenses decreased approximately $5.1 million to $4.5 million for the three months ended March 31, 2008 as compared to $9.6 million for the period ended March 31, 2007.  This decrease was predominately attributable to a $5.4 million decrease in interest expense resulting from no interest expense in the three months ended March 31, 2008 compared to $5.4 million of interest expense associated with the Acquisition Mortgage Loan for the period ended March 31, 2007.  The Acquisition Mortgage Loan was used to purchase the Property in January 2007 and was repaid by proceeds from the sale of Preferred Stock, which was completed in December 2007.  The decrease was offset by increases in operating expenses of $0.3 million, attributable to occupancy increase in 2008 compared to 2007.

Results of operations for the period ended December 31, 2007.

Revenue

Total revenue was $22.1 million, consisting of $12.3 million from leases and $11.4 million in reimbursable expenses and parking that were partially offset by $1.6 million in amortization of favorable leases.

Expenses

Total expenses were approximately $31.1 million, primarily consisting of approximately $13.8 million of interest expense and commitment fees, $5.9 million of rental operating expenses, $5.7 million of real estate taxes and insurance and $5.7 million of depreciation and amortization.  Interest expense and commitment fees were attributable to the Acquisition Mortgage Loan held by Franklin Street which was used to purchase the Property in January 2007 and was repaid by proceeds from the sale of Preferred Stock, which was completed in December 2007.

Liquidity and Capital Resources

Cash and cash equivalents were $23.6 million at March 31, 2008 and $25.3 million at December 31, 2007  The $1.7 million decrease for the three months ended March 31, 2008 is attributable to $0.8 million provided by operating activities, offset by $0.8 million used for investing activities and $1.7 million used for financing activities.  The $25.3 million increase for the year ended December 31, 2007 is attributable to $5.1 million provided by operating activities, $173.1 million used by investing activities and $193.3 million provided by financing activities.

Between February 2007 and December 2007, we issued an aggregate of 2,210 shares of our Preferred Stock at 17 investor closings, which are more fully described in “Part I, Item 1. Business”.  Funds received for the sale of shares of Preferred Stock at each individual closing were used to repay the Acquisition Mortgage Loan held by Franklin Street and associated fees as well as other expenses payable to Franklin Street.  The effect of interest expense associated with the Acquisition Mortgage Loan paid during 2007 significantly reduced cash flows from operating activities.

Management believes that the existing cash and cash equivalents as of March 31, 2008 and December 31, 2007 of $23.6 million and $25.3 million, respectively, cash anticipated to be generated internally by operations will be sufficient to meet working capital requirements, distributions and anticipated capital expenditures for at least the next 12 months.

Operating Activities

The cash provided by operating activities of $0.8 million for the three months ended March 31, 2008 is primarily attributable to a net income of approximately $1.5 million plus the add-back of $1.4 million of depreciation and amortization, which was partially offset by a decrease in accounts payable and accrued expenses of $2.1 million.  The cash provided by operating activities of $5.1 million for the year ended December 31, 2007 is primarily attributable to a net loss of approximately $8.5 million plus non-cash activity of $7.3 million, which consisted primarily of depreciation and amortization, and an increase of $6.3 million, which consisted primarily of an increase in accounts payable and accrued expenses.

Investing Activities

Cash used for investing activities for the three months ended March 31, 2008 of $0.8 million was for capital expenditures.  The cash used for investing activities of $173.1 million for the period ended December 31, 2007 was primarily attributable to the acquisition of the Property.

Financing Activities

Cash used for financing activities for the three months ended March 31, 2008 of $1.7 million was attributable to distributions to stockholders.

Cash provided by financing activities of $193.3 million for the period ended December 31, 2007 was primarily attributable to:

•     $140.8 million of proceeds were raised from the sale of Preferred Stock of which $100.6 million were used to repay the Acquisition Mortgage Loan held by Franklin Street and for syndication fees of $10.1 million paid to FSP (as defined below) in consideration of its efforts to identify potential accredited investors and subsequently complete the sale of Preferred Stock to them.

•     $3.8 million of proceeds were used for distributions to stockholders.

•     $167.0 million of proceeds were raised by the Acquisition Mortgage Loan of which $66.4 million were converted to preferred shares.

Sources and Uses of Funds

The Company’s principal demands on liquidity are cash for operations and distributions to equity holders.  As of  March 31, 2008 and December 31, 2007, we had approximately $7.1 million and $11.1 million, respectively, in accrued liabilities.  In the near term, liquidity is generated by cash from operations.

Contingencies

We may be subject to various legal proceedings and claims that arise in the ordinary course of our business.  Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

Related Party Transactions

We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries, FSP Investments LLC and FSP Property Management LLC, which we collectively refer to as FSP.  We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders.  FSP Property Management LLC currently provides us with asset management and financial reporting services.  The asset management agreement between us and FSP Property Management LLC requires us to pay FSP Property Management LLC a monthly fee equal to one half of one percent (0.5%) of the gross revenues of the Property for the corresponding month.  The asset management agreement between us and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days’ written notice.  For the three months ended March 31, 2008 and for the period ended March 31, 2007, management fees paid were $29,000 and $23,000 respectively.  For the period ended December 31, 2007, management fees paid were $110,000.

Franklin Street is the sole holder of the Company’s one share of Common Stock that is issued and outstanding.  Subsequent to the completion of the placement of the Preferred Stock in December 2007, Franklin Street was not and is not currently entitled to share in any earnings or any related dividend related to the Common Stock of the Company.

The following is a summary of related party transactions that occurred with FSP during the period ended December 31, 2007.  The related party transactions described below are not expected to significantly affect the Company’s results of operations, financial position or liquidity for fiscal 2008 or future periods.

•
We paid acquisition fees of $622,000 and other costs of acquisition of $1,042,000 to FSP in 2007.  Such fees were included in the cost of the real estate.  We also paid organizational costs of $27,000 to FSP in 2007 which were expensed when incurred.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no acquisition fees were paid to FSP.

•
We paid syndication fees consisting of $9,954,000 for selling commissions and $132,000 for other expenses in 2007 to FSP for services related to syndication of the Company’s Preferred Stock.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no syndication fees were paid to FSP.

•
During 2007, we borrowed and subsequently repaid an Acquisition Mortgage Loan payable to Franklin Street with an original principal amount of $167,000,000 and interest equal to the rate paid by Franklin Street on its line of credit.  During 2007, the Company repaid the entire principal balance of the Acquisition Mortgage Loan, with the final payment being made on December 27, 2007.  In 2007, interest paid to Franklin Street was $6,656,000.  The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.53%.  No interest payments have been made since December 2007 because the Acquisition Mortgage Loan was repaid.

•
We paid commitment fees of $7,154,000 for the period ended December 31, 2007 to FSP for obtaining the Acquisition Mortgage Loan on the Property.  Such amounts are included in interest expense in the financial statements.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no commitment fees were paid to FSP.

•
We made distributions of $1,010,000 to Franklin Street as the sole holder of the Company’s one share of Common Stock relating to earnings of the Company prior to the completion of the offering of Preferred Stock.  No distributions have been paid to Franklin Street subsequent to the final closing of the sale of shares of the Preferred Stock, and Franklin Street is not currently entitled to share in any future earnings or any related distribution of the Company as the sole holder of the Company’s one share of Common Stock.  On December 27, 2007, Franklin Street purchased 965.75 shares of Preferred Stock (or approximately 43.7%), of the Company for consideration totaling $82,813,000.  Prior to purchasing any shares of Preferred Stock, Franklin Street agreed to vote any shares held by it on any matter presented to the holders of Preferred Stock in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than Franklin Street and its affiliates.  For purposes of determining how Franklin Street votes its shares of Preferred Stock, abstentions and non-votes by stockholders other than Franklin Street are not considered. Franklin Street is entitled to distributions that are declared on the Preferred Stock.

Rental Income Commitments

Our commercial real estate operations consist of the leasing of the Property.  Approximate future minimum rental income under non-cancelable operating leases as of December 31, 2007 is:

Year Ending	Amount
December 31,	(in thousands)
2008	$11,793
2009	10,207
2010	8,927
2011	8,746
2012	7,781
Thereafter	12,473

$59,927

Off Balance Sheet Arrangements

The Company is a party to management, construction management and leasing agreements with an unaffiliated third party management company, Hines Interests Limited Partnership, to provide property management, construction management and leasing services, and is party to an asset management agreement with an affiliate, FSP Property Management LLC, to provide asset management and financial reporting services, all of which agreements may be terminated by either party without cause at any time, upon at least thirty (30) days’ written notice.  The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one half of one percent (0.5%) of the gross revenues of the Property for the corresponding month.

Material U.S. Federal Income Tax Considerations

The following is a general summary of the material United States federal income tax considerations associated with owning shares of Preferred Stock.  The following summary is not exhaustive of all possible tax considerations and is not tax advice.  Moreover, the summary contained herein does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt Investors”), financial institutions, broker-dealers, and foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading “Taxation of Non-U.S. Investors”).

EACH INVESTOR IN THE COMPANY IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO THE INVESTOR OF THE OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AS WELL AS POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Introduction

The Company intends to make the election specified in Section 856(c) of the Internal Revenue Code of 1986, as amended (the “Code”), to be a REIT under the Code, effective commencing with its taxable year ended December 31, 2007 by filing a Form 1120-REIT tax return on or before September 15, 2008.  Although the Company believes that it is organized and will operate in a manner necessary to satisfy the requirements for taxation as a REIT under the Code, many of which are discussed below, no assurances can be given that the Company will be able to so operate for all periods.

The sections of the Code and Treasury Regulations applicable to qualification and operation as a REIT are highly technical and complex.  The statements in this summary are based upon, and qualified in their entirety by, provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, administrative rulings and practices of the Internal Revenue Service and judicial decisions, all as in effect on the date of this Registration Statement on Form 10.  No assurances can be given that future legislative, administrative, or judicial actions or decisions, which may be retroactive in effect, will not affect the accuracy of any of the statements in this Registration Statement on Form 10.

Taxation of the Company

General.  If the Company qualifies as a REIT, it generally will not be subject to federal corporate income taxes on its net income to the extent that the income is currently distributed to stockholders.  The benefit of this tax treatment is that it substantially eliminates the “double taxation” resulting from the taxation at both the corporate and stockholder levels that generally results from owning stock in a corporation.  Accordingly, income generated by the Company generally will be subject to taxation solely at the stockholder level upon distribution from the Company.  The Company will, however, be required to pay certain federal income taxes, including in the following circumstances:

•
The Company will be subject to federal income tax at regular corporate rates on taxable income, including net capital gain that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which such income is earned.

•	The Company will be subject to the “alternative minimum tax” with respect to its undistributed alternative minimum taxable income.

•
The Company will be subject to a 100% tax on net income from certain sales or other dispositions of property that it holds primarily for sale to customers in the ordinary course of business (“prohibited transactions”).

•
If the Company fails to satisfy the 75% gross income test or the 95% gross income test, both described below, but nevertheless qualifies as a REIT, the Company will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test multiplied by (ii) a fraction intended to reflect the Company’s profitability.

•
If the Company fails to satisfy the securities asset test, described below, and such failure exceeds a de minimis threshold, then the Company must dispose of the non-qualifying securities and will be subject to a tax equal to the greater of $50,000 and the highest corporate tax rate multiplied by the income generated by the non-qualifying securities for the period beginning with the first date of the failure and ending on the date that the Company disposed of the securities.

•
If the Company fails to distribute during the calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will pay a 4% excise tax on the excess of such required distribution over the amount actually distributed to stockholders.

•	The Company may elect to retain and pay income tax on some or all of its long-term capital gain, as described below.

•
If the Company fails to satisfy one or more of the other requirements for REIT qualification for reasonable cause and not due to willful neglect, then in order to avoid disqualification as a REIT, the Company would be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT

Introduction.  In order to qualify as a REIT for federal income tax purposes, the Company must elect to be so treated and must satisfy certain statutory tests relating to, among other things, (i) the sources of its income, (ii) the nature of its assets, (iii) the amount of its distributions and (iv) the ownership of stock in the Company.

Income Tests.  The Company must satisfy annually two tests regarding the sources of its gross income in order to maintain its REIT status.  First, at least 75% of the Company’s gross income, excluding gross income from certain “dealer” sales, for each taxable year generally must consist of defined types of income that the Company derives, directly or indirectly, from investments relating to real property, mortgages on real property or temporary investment income (the “75% gross income test”).  Qualifying income for purposes of the 75% gross income test generally includes:

•	“rents from real property” (as defined below);

•	interest from debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale or other disposition of real property or mortgages on real property; and

•	certain investment income attributable to temporary investment of capital raised by the Company.

Second, at least 95% of the Company’s gross income, excluding gross income from certain “dealer” sales, for each taxable year generally must consist of income that is qualifying income for purposes of the 75% gross income test, as well as dividends, other types of interest and gain from the sale or disposition of stock or securities (the “95% gross income test”).

Rents from Real Property.  Rent that the Company receives from real property that it owns and leases to tenants will qualify as “rents from real property” if the following conditions are satisfied:

•
First, the rent must not be based, in whole or in part, on the income or profits of any person.  An amount will not fail to qualify as rent from real property solely by reason of being based on a fixed percentage (or percentages) of sales and receipts.

•	Second, the Company may not own, actually or constructively, 10% or more of the tenant from which the Company collects the rent.

•
Third, all of the rent received under a lease will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with the real property constitutes no more than 15% of the total rent received under the lease.

•
Finally, the Company generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the Company does not derive revenue.  The Company may provide services directly, however, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered “primarily for the occupant’s convenience.”  In addition, the Company may render, other than through an independent contractor, a de minimis amount of “non-customary” services to the tenants of a property as long as the Company’s income from such services does not exceed 1% of its gross income from the property.

Although no assurances can be given that either of the income tests will be satisfied in any given year, the Company anticipates that its operations will allow it to meet each of the 75% gross income test and the 95% gross income test.  Such belief is premised in large part on the Company’s expectation that substantially all of the amounts received by the Company with respect to the Property will qualify as “rents from real property.”  Holders of shares of Preferred Stock should be aware, however, that there are a variety of circumstances, as described above, in which rents received from a tenant will not be treated as rents from real property.

Failure to Satisfy Income Tests.  If the Company fails to satisfy either or both of the 75% or 95% gross income tests, the Company may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the federal income tax laws.  Those relief provisions generally will be available if:

•
following the Company’s identification of the failure to meet the gross income test for any taxable year, a description of each item of its gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year filed in accordance with regulations to be prescribed by the Treasury Secretary; and

•	the Company’s failure to meet the gross income test was due to reasonable cause and not due to willful neglect.

It is not possible to state whether the Company would be entitled to the benefit of the above relief provisions in a particular circumstance that might arise in the future.  Furthermore, as discussed above under the heading “Taxation of the Company – General,” even if the relief provisions apply, the Company would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction that reflects the Company’s profitability.

Asset Tests.  The Company also must satisfy the following three tests relating to the nature of its assets at the close of each quarter of its taxable year.

•
First, at least 75% of the value of the Company’s total assets must consist of cash or cash items, including receivables, government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”);

•
Second, no more than 25% of the Company’s total assets may be represented by securities other than those that are qualifying assets for purposes of the 75% asset test or of certain entities that qualify as “taxable REIT subsidiaries” (the “25% asset test”); and

•
Third, of the investments included in the 25% asset test, the value of any one issuer’s securities that the Company owns may not exceed 5% of the value of the Company’s total assets, and the Company may not own 10% or more of the total combined voting power or 10% or more of the total value of the securities of any issuer, unless such issuer and the REIT make an election to treat the issuer as a “taxable REIT subsidiary” or the issuer is a “disregarded entity” for federal income tax purposes or is itself a REIT (the “securities asset test”).

The Company intends to operate so that it will not acquire any assets that would cause it to violate any of the asset tests.  If, however, the Company should fail to satisfy any of the asset tests at the end of a calendar quarter, it would not lose its REIT status if (i) the Company satisfied the asset tests at the end of the close of the preceding calendar quarter, and (ii) the discrepancy between the value of the Company’s assets and the asset test requirements arose from changes in the market values of the Company’s assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets.  If the Company did not satisfy the condition described in clause (ii) of the preceding sentence, it could still avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.  The Company may also be able to avoid disqualification as a REIT as a result of a failure of the securities asset test if:

•
such failure is due to the ownership of assets the total value of which does not exceed the lesser of $10 million and 1% of the total value of the Company’s assets at the end of the quarter (the “de minimis threshold”) and the Company disposes of the assets in order to satisfy the securities asset test within 6 months after the last day of the quarter in which the Company identified the failure or such other time period prescribed by the Treasury Secretary and in the manner prescribed by the Treasury Secretary; or

•
in the case of a failure that involves the ownership of assets the total value of which exceeds the de minimis threshold, (i) the Company prepares a schedule that sets forth each asset that causes it to fail the securities asset test and files such schedule in accordance with regulations to be prescribed by the Treasury Secretary, (ii) the failure to satisfy the securities asset test is due to reasonable cause and is not due to willful neglect, and (iii) the Company pays a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset for the period beginning on the first date of the failure and ending on the date that the Company disposed of the asset.

Distribution Requirements.  Each taxable year, the Company must distribute dividends to its stockholders in an amount at least equal to:

•	90% of the Company’s “REIT taxable income,” computed without regard to the dividends-paid deduction and the Company’s net capital gain or loss, and

•	certain items of noncash income.

The Company must make such distributions in the taxable year to which they relate, or in the following taxable year if the Company declares the distribution before it timely files its federal income tax return for such year and pays the distribution on or before the first regular distribution date after such declaration.  Further, if the Company fails to meet the 90% distribution requirement as a result of an adjustment to its tax returns by the Internal Revenue Service, the Company may, if the deficiency is not due to fraud with intent to evade tax or a willful failure to file a timely tax return, and if certain other conditions are met, retroactively cure the failure by paying a deficiency dividend (plus interest) to its stockholders.

The Company will be subject to federal income tax on its taxable income, including net capital gain, that it does not distribute to its stockholders.  Furthermore, if the Company fails to distribute during a calendar year, or, in the case of distributions with declaration and record dates falling within the last three months of the calendar year, by the end of the January following such calendar year, at least the sum of:

•	85% of the Company’s REIT ordinary income for such year;

•	95% of the Company’s REIT capital gain income for such year; and

•	any of the Company’s undistributed taxable income from prior periods,

the Company will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amount actually distributed. If the Company elects to retain and pay income tax on the net capital gain that it receives in a taxable year, the Company will be deemed to have distributed any such amount for the purposes of the 4% excise tax described in the preceding sentence.

The Company intends to make distributions to its holders of shares of Preferred Stock in a manner that will allow it to satisfy the distribution requirements described above.  It is possible that, from time to time, the Company’s pre-distribution taxable income may exceed its cash flow and the Company may have difficulty satisfying the distribution requirements.  The Company intends to monitor closely the relationship between its pre-distribution taxable income and its cash flow and intends to borrow funds or liquidate assets in order to overcome any cash flow shortfalls if necessary to satisfy the distribution requirements imposed by the Code.  It is possible, although unlikely, that the Company may decide to terminate its REIT status as a result of any such cash shortfall.  Such a termination would have adverse consequences to the stockholders.  See “Taxation of the Company – General” above.

Recordkeeping Requirements  The Company must maintain records of information specified in applicable Treasury Regulations in order to maintain its qualification as a REIT.  In addition, in order to avoid monetary penalties, the Company must request on an annual basis certain information from its stockholders designed to disclose the actual ownership of the Company’s outstanding stock.  The Company intends to comply with these recordkeeping requirements.

Ownership Requirements.  For the Company to qualify as a REIT, shares of Preferred Stock of the Company must be held by a minimum of 100 persons for at least 335 days in each taxable year after the Company’s first taxable year.  Further, at no time during the second half of any taxable year after the Company’s first taxable year may more than 50% of the shares of Preferred Stock of the Company be owned, actually or constructively, by five or fewer “individuals” (which term is defined for this purpose to include certain tax-exempt entities including pension trusts).  The Company’s Certificate of Incorporation contains ownership and transfer restrictions designed to prevent violation of these requirements.  The provisions of the Company’s Certificate of Incorporation restricting the ownership and transfer of Preferred Stock are described in “Item 11. Description of Registrant’s Securities to be Registered.”

Failure to Qualify.  If the Company failed to satisfy all of the above requirements for any taxable year and no relief provisions in effect for such years applied, then the Company could nevertheless qualify as a REIT if:

•	such failures are due to reasonable cause and not due to willful neglect, and

•	the Company pays (in the manner prescribed by the Treasury Secretary in regulations) a penalty of $50,000 for each such failure.

It is not possible to state whether the Company would be entitled to the benefit of the relief provisions in a particular circumstance.  If such relief is not available, the Company would fail to qualify as a REIT.

If the Company does fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates.  In calculating the Company’s taxable income in a year in which it did not qualify as a REIT, the Company would not be able to deduct amounts paid out to its stockholders.  In fact, the Company would not be required to distribute any amounts to its stockholders in such taxable year.  In such event, to the extent of the Company’s current and accumulated earnings and profits, all distributions to stockholders would be characterized as dividends and would be taxable as ordinary income.  Non-corporate stockholders, however, could qualify for a lower maximum tax rate on such dividends in most circumstances.  In addition, subject to certain limitations under the Code, corporate stockholders might be eligible for the dividends-received deduction.  Unless the Company qualified for relief under specific statutory provisions, the Company would be disqualified from taxation as a REIT for the four taxable years following the year in which it ceased to qualify as a REIT.  The Company cannot predict whether, in all circumstances, it would qualify for such statutory relief.

Taxation of Taxable U.S. Investors

As used herein, the term “Taxable U.S. Investor” means a holder of shares of Preferred Stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•
a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for U.S. federal income tax purposes that was created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

•
an estate the income of which is includible in gross income for United States federal income tax purposes regardless of such estate’s connection with the conduct of a trade or business within the United States;

•
any trust with respect to which (i) a United States court is able to exercise primary supervision over the administration of such trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

For any taxable year in which the Company qualifies as a REIT, amounts distributed to Taxable U.S. Investors will be taxed as follows.

Distributions Generally.  Distributions made to the Company’s Taxable U.S. Investors out of current or accumulated earnings and profits (and not designated as a capital gain dividend) will be taken into account by such investor as ordinary income and will not, in the case of a corporate investor, be eligible for the dividends-received deduction.  In addition, such dividends will not qualify for the lower maximum tax rate applicable to dividends received by non-corporate taxpayers except to the extent they were attributable to income previously taxed to the Company.  To the extent that the Company makes a distribution with respect to shares of Preferred Stock that is in excess of its current or accumulated earnings and profits, the distribution will be treated by a Taxable U.S. Investor first as a tax-free return of capital, reducing the investor’s tax basis in the shares of Preferred Stock, and any portion of the distribution in excess of the investor’s tax basis in the shares of Preferred Stock will then be treated as gain from the sale of such shares of Preferred Stock.

Dividends declared by the Company in October, November, or December of any year payable to an investor of record on a specified date in any such month shall be treated as both paid by the Company and received by such investor on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.  Taxable U.S. Investors may not include on their federal income tax returns any of the Company’s tax losses.

Capital Gain Dividends.  Dividends to Taxable U.S. Investors that properly are designated by the Company as capital gain dividends will be treated by such investors as long-term capital gain, to the extent that such dividends do not exceed the Company’s actual net capital gain, without regard to the period for which the investors have held the shares of Preferred Stock.  Taxable U.S. Investors that are corporations may be required, however, to treat up to 20% of particular capital gain dividends as ordinary income.  Capital gain dividends, like regular dividends from a REIT, are not eligible for the dividends received deduction for corporations.

For investors who are taxable at the rates applicable to individuals, the Company will classify portions of any capital gain dividend as either (i) a “regular” capital gain dividend taxable to the investor at a maximum rate of 15% (subject to applicable sunset provisions) or (ii) an “unrecaptured Section 1250 gain” dividend taxable to the investor at a maximum rate of 25%.

Retained Capital Gains.  The Company may elect to retain, rather than distribute, its net long-term capital gain received during the tax year.  If the Company so elects, it will be required to pay tax on the retained amounts.  To the extent designated in a notice from the Company to its stockholders, Taxable U.S. Investors will be required to include their respective proportionate shares of the retained net long-term capital gain in their income for the tax year but will be permitted a credit or refund, as the case may be, for their respective shares of any tax paid on such gains by the Company.  In addition, each Taxable U.S. Investor will be entitled to increase the tax basis in his or her shares of Preferred Stock by an amount equal to the amount of net long-term capital gain the investor was required to include in income reduced by the amount of any tax paid by the Company for which the investor was entitled to receive a credit or refund.

Passive Activity Loss and Investment Interest Limitations.  Distributions, including deemed distributions of undistributed net long-term capital gain, from the Company and gain from the disposition of shares of Preferred Stock will not be treated as passive activity income, and, therefore, Taxable U.S. Investors may not be able to apply any passive activity losses against such income.  Distributions from the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment income limitation on deductibility of investment interest.  However, dividends attributable to income that was subject to tax at the Company level as well as net capital gain from the disposition of shares of Preferred Stock or capital gain dividends, including deemed distributions of undistributed net long-term capital gains, generally will be excluded from investment income.

Sale of Shares of Preferred Stock.  Upon the sale of shares of Preferred Stock, a Taxable U.S. Investor generally will recognize gain or loss equal to the difference between the amount realized on such sale and the holder’s tax basis in the shares of Preferred Stock sold.  To the extent that the shares of Preferred Stock are held as capital assets by the Taxable U.S. Investor, the gain or loss will be a long-term capital gain or loss if the shares of Preferred Stock have been held for more than a year, and will be a short-term capital gain or loss if the shares of Preferred Stock have been held for a shorter period.  In general, however, any loss upon a sale of the shares of Preferred Stock by a Taxable U.S. Investor who has held such shares of Preferred Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent that distributions from the Company were required to be treated as long-term capital gain by that holder.

Taxation of Tax-Exempt Investors

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (collectively, “Exempt Organizations”), generally are exempt from federal income taxation.  Exempt Organizations are subject to tax, however, on their unrelated business taxable income (“UBTI”).  UBTI is defined as the gross income derived by an Exempt Organization from an unrelated trade or business, less the deductions directly connected with that trade or business, subject to certain exceptions.  While many investments in real estate generate UBTI, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust.  Based on that ruling, amounts distributed to Exempt Organizations generally should not constitute UBTI.  However, if an Exempt Organization finances its acquisition of shares of Preferred Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the “debt-financed property” rules.

In addition, in certain circumstances, a pension trust that owns more than 10% of the stock of the Company will be required to treat a percentage of the dividends paid by the Company as UBTI based upon the percentage of the Company’s income that would constitute UBTI to the investor if received directly by such investor.  This rule applies to a pension trust holding more than 10% (by value) of the shares of Preferred Stock only if (i) the percentage of the income from the Company that is UBTI (determined as if the Company were a pension trust) is at least 5% and (ii) the Company is treated as a “pension-held REIT.”  The Company does not expect to receive significant amounts of income that would be considered UBTI if received directly by a pension trust and does not expect to qualify as a “pension-held REIT.”

Taxation of Non-U.S. Investors

General.  The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts and certain other foreign stockholders (collectively, “Non-U.S. Investors”) are complex and no attempt is made herein to provide more than a general summary of such rules.  This discussion does not consider the tax rules applicable to all Non-U.S. Investors and, in particular, does not consider the special rules applicable to U.S. branches of foreign banks or insurance companies or certain intermediaries.  NON-U.S. INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SHARES OF PREFERRED STOCK, INCLUDING ANY REPORTING AND WITHHOLDING REQUIREMENTS.

Ordinary Dividends

General.  Distributions to Non-U.S. Investors that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends (or deemed distributions of retained capital gains) will be treated as ordinary dividends to the extent that they are made out of current or accumulated earnings and profits of the Company.  Any portion of a distribution in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Investor to the extent that such distribution does not exceed the adjusted basis of the investor in the shares of Preferred Stock, but rather will reduce the adjusted basis of such shares of Preferred Stock.  To the extent that the portion of the distribution in excess of current and accumulated earnings and profits exceeds the adjusted basis of a Non-U.S. Investor for the shares of Preferred Stock, such excess generally will be treated as gain from the sale or disposition of the shares of Preferred Stock and will be taxed as described below.

Withholding.  Dividends paid to Non-U.S. Investors may be subject to U.S. withholding tax.  If an income tax treaty does not apply and the Non-U.S. Investor’s investment in shares of Preferred Stock is not effectively connected with a trade or business conducted by the Non-U.S. Investor in the United States (or if a tax treaty does apply and the investment in shares of Preferred Stock is not attributable to a United States permanent establishment maintained by the Non-U.S. Investor), ordinary dividends (i.e., distributions out of current and accumulated earnings and profits) will be subject to a U.S. withholding tax at a 30% rate, or, if an income tax treaty applies, at a lower treaty rate.  Because the Company generally cannot determine at the time that a distribution is made whether or not such a distribution will be in excess of earnings and profits, the Company intends to withhold on the gross amount of each distribution at the 30% rate (or lower treaty rate) (other than distributions subject to the 35% FIRPTA withholding rules described below).  To receive a reduced treaty rate, a Non-U.S. Investor must furnish the Company or its paying agent with a duly completed Form W-8BEN (or authorized substitute form) certifying such holder’s qualification for the reduced rate.  Generally, a Non-U.S. Investor will be entitled to a refund from the Internal Revenue Service to the extent the amount withheld by the Company from a distribution exceeds the amount of United States tax owed by such investor.

In the case of a Non-U.S. Investor that is a partnership or a trust, the withholding rules for a distribution to such a partnership or trust will be dependent on numerous factors, including (1) the classification of the type of partnership or trust, (2) the status of the partner or beneficiary, and (3) the activities of the partnership or trust.  Non-U.S. Investors that are partnerships or trusts are urged to consult their tax advisors regarding the withholding rules applicable to them based on their particular circumstances.

If an income tax treaty does not apply, ordinary dividends that are effectively connected with the conduct of a trade or business within the U.S. by a Non-U.S. Investor (and, if a tax treaty applies, ordinary dividends that are attributable to a United States permanent establishment maintained by the Non-U.S. Investor) are exempt from U.S. withholding tax.  In order to claim such exemption, a Non-U.S. Investor must provide the Company or its paying agent with a duly completed Form W-8ECI (or authorized substitute form) certifying such holder’s exemption.  However, ordinary dividends exempt from U.S. withholding tax because they are effectively connected or are attributable to a United States permanent establishment maintained by the Non-U.S. Investor generally are subject to U.S. federal income tax on a net income basis at regular graduated rates.  In addition, in the case of Non-U.S. Investors that are corporations, any effectively connected ordinary dividends or ordinary dividends attributable to a United States permanent establishment maintained by the Non-U.S. Investor may, in certain circumstances, be subject to a branch profits tax at a 30% rate, or at such lower rate as may be provided in an applicable income tax treaty.

Capital Gain Dividends

General.  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Investor under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).  Under FIRPTA, except as described below, distributions attributable to gain from sales of United States real property are taxed to a Non-U.S. Investor as if such gain were effectively connected with a United States trade or business.  Non-U.S. Investors thus would be taxed at the regular capital gain rates applicable to Taxable U.S. Investors (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Investor not otherwise entitled to treaty relief or exemption.

A distribution attributable to gain from sales of United States real property is not treated as effectively connected with a United States trade or business provided that (i) the distribution is received with respect to stock that is publicly traded on an established securities market in the United States and (ii) the non-U.S. shareholder is a nonresident alien or foreign corporation that does not own more than five percent of the stock at any time during the taxable year in which the distribution is received.  If these requirements are satisfied, the distribution is treated in the manner described above for ordinary dividends rather than being treated as a capital gain dividend, and the distribution is not subject to the branch profits tax.

Withholding.  Under FIRPTA, the Company is required to withhold 35% (or a lower rate set forth in the regulations) of any distribution to a Non-U.S. shareholder that is designated as a capital gain dividend or which could be designated as a capital gain dividend.  Moreover, if the Company designates previously made distributions as capital gain dividends, subsequent distributions (up to the amount of the prior distributions so designated) will be treated as capital gain dividends for purposes of FIRPTA withholding.  If a distribution is treated as an ordinary dividend rather than a capital gain dividend, the FIRPTA withholding rules would not apply, however the withholding rules applicable to ordinary dividends, described above, would apply.

Sale of Shares of Preferred Stock.  A Non-U.S. Investor generally will not be subject to United States federal income tax under FIRPTA with respect to gain recognized upon a sale of shares of Preferred Stock, provided that the Company is a “domestically-controlled REIT.”  A domestically-controlled REIT generally is defined as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons.  Although currently it is anticipated that the Company will be a domestically-controlled REIT, and, therefore, that a Non-U.S. Investor’s sale of shares of Preferred Stock will not be subject to taxation under FIRPTA, there can be no assurance that the Company will, at all relevant times, be a domestically-controlled REIT.  If the gain on the sale of shares of Preferred Stock were subject to taxation under FIRPTA, a Non-U.S. Investor would be subject to the same treatment as Taxable U.S. Investors with respect to such gain (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  In addition, a purchaser of shares of Preferred Stock subject to taxation under FIRPTA generally would be required to deduct and withhold a tax equal to 10% of the amount realized by a Non-U.S. Investor on the disposition. Any amount withheld would be creditable against the Non-U.S. Investor’s FIRPTA tax liability.

Even if gain recognized by a Non-U.S. Investor upon the sale of shares of Preferred Stock is not subject to FIRPTA, such gain generally will be taxable to such investor if:

•
an income tax treaty does not apply and the gain is effectively connected with a trade or business conducted by the Non-U.S. Investor in the United States (or, if an income tax treaty applies and the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Investor), in which case, unless an applicable treaty provides otherwise, a Non-U.S. Investor will be taxed on his or her net gain from the sale at regular graduated U.S. federal income tax rates.  In the case of a Non-U.S. Investor that is a corporation, such investor may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate and the investor demonstrates its qualification for such rate; or

•
the Non-U.S. Investor is a nonresident alien individual who holds the shares of Preferred Stock as a capital asset and was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the Non-U.S. Investor will be subject to a 30% tax on capital gains.

Estate Tax Considerations.  The value of shares of Preferred Stock owned, or treated as owned, by a Non-U.S. Investor who is a nonresident alien individual at the time of his or her death will be included in the individual’s gross estate for United States federal estate tax purposes, unless otherwise provided in an applicable estate tax treaty.

Information Reporting and Backup Withholding

The Company is required to report to its stockholders and to the Internal Revenue Service the amount of distributions paid during each tax year, and the amount of tax withheld, if any.  These requirements apply even if withholding was not required with respect to payments made to an investor.  In the case of Non-U.S. Investors, the information reported may also be made available to the tax authorities of the Non-U.S. Investor’s country of residence, if an applicable income tax treaty so provides.

Backup withholding generally may be imposed at a rate required under the Code on certain payments to investors unless the investor (i) furnishes certain information, or (ii) is otherwise exempt from backup withholding.

An investor who does not provide the Company with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service.  In addition, the Company may be required to withhold a portion of capital gain distributions to any investors who fail to certify their non-foreign status to the Company.

Investors should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedure for obtaining an exemption.  Backup withholding is not an additional tax.  Rather, the amount of any backup withholding with respect to a distribution to an investor will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the investor to a refund, provided that the required information is furnished to the Internal Revenue Service.

In general, backup withholding and information reporting will not apply to a payment of the proceeds of the sale of shares of Preferred Stock by a Non-U.S. Investor by or through a foreign office of a foreign broker effected outside the United States; provided, however, that foreign brokers having certain connections with the United States may be obligated to comply with the backup withholding and information reporting rules.  Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of shares of Preferred Stock by foreign offices of certain brokers, including foreign offices of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

•	is a “controlled foreign corporation” for United States tax purposes.

Information reporting will not apply in the above cases if the broker has documentary evidence in its records that the holder is a Non-U.S. Investor and certain conditions are met, or the Non-U.S. Investor otherwise establishes an exemption.

Payment to or through a United States office of a broker of the proceeds of a sale of shares of Preferred Stock is subject to both backup withholding and information reporting unless the investor certifies in the manner required that he or she is a Non-U.S. Investor and satisfies certain other qualifications under penalties of perjury or otherwise establishes an exemption.

State and Local Tax

The discussion herein concerns only the United States federal income tax treatment likely to be accorded to the Company and its investors.  No consideration has been given to the state and local tax treatment of such parties.  The state and local tax treatment may not conform to the federal treatment described above.  As a result, a prospective investor should consult his or her own tax advisor for an explanation of how an investment in the Company may be affected by state and local tax laws.

Item 3.  Properties

Set forth below is information regarding the Property as of March 31, 2008:

						Annual Rent Revenue
	Date of	Approx.	Percent	Number	Name of	For the Year Ended
Property Location	Purchase	Square Feet	Leased	of Tenants	Major Tenants	December 31, 2007

303 East Wacker Drive	1/5/2007	859,187	90.1%	36	KPMG LLP	$7,536,000
Chicago, Illinois 60601					CTE (1)	$3,925,000

(1)           Consoer Townsend Environdyne Engineers, Inc.

We acquired the Property on January 5, 2007 through a limited liability company, all of whose equity interest is owned, directly or indirectly, by the Company.  In the opinion of our management, the Property is adequately covered by insurance.  The Property is not currently encumbered by any mortgage indebtedness.

The Property was completed in 1979 and is a twenty-eight story multi-tenant office tower located in downtown Chicago, Illinois containing approximately 859,187 rentable square feet of office and retail space and a 294-stall underground parking garage.

The Property underwent a remeasurement of space in 2002.  This remeasurement concluded that the rentable space in the Property could be increased feet to approximately 859,187 square feet.  This Registration Statement on Form 10 makes reference to the more recently determined 859,187 square foot number in all of its general descriptions of the Property, including leasing statistics.  The Company believes that the potential exists in the future to gain greater amounts of rental income from leasing this extra space and intends to do so.  However, the Company also believes that any such potential gains will not come immediately as existing tenants and their respective leases are predominately based upon the previous 838,943 square foot measurement.  Accordingly, all tenant and lease descriptions set forth in this Registration Statement on Form 10 reflect the terms and conditions of the respective lease documents, which generally are based on the 838,943 square foot measurement instead of the 859,187 square foot number.

Below is certain information with respect to the Property’s tenants and leases.

Tenants

The Property was approximately 90.1% leased as of March 31, 2008 to a diverse group of tenants with staggered lease expirations.  Management believes that any tenant that leases 10% or more of the Property’s rentable space is material.  The largest tenant is KPMG LLP, or KPMG, which leases approximately 259,090 square feet (30.2%) of the Property’s rentable space through August 2012.  Consoer Townsend Environdyne Engineers, Inc., or CTE, leases approximately 117,379 square feet (13.7%) of the Property’s rentable space through September 2014.  KPMG is one of the largest accounting firms in the world and has a AAA credit rating, and CTE, while not a credit-rated entity, is a subsidiary of AECOM Technology Corporation, a provider of professional, technical and management support services (NYSE: ACM), which has guaranteed CTE's obligations under the lease. No other tenant leases 10% or more of the Property’s rentable space.  Other prominent additional tenants include Equity Marketing, Inc., a marketing services firm which leases approximately 60,494 square feet (7.0%) through March 31, 2009.  There are currently approximately 36 tenants leasing space at the Property.

Leases

      In general, office leases at the Property are structured on a triple-net (NNN) basis with respect to expenses, so that the tenant is responsible for its respective pro-rata percentage of expenses.  In general, concourse level (lower level) retail tenants have full service gross rent leases under which gross rent includes expenses.

KPMG LLP

KPMG is currently the largest tenant of the Property and leases eight full floors containing approximately 228,688 net rentable square feet, which amount translates into approximately 27% of the building as of December 31, 2007.  The lease commenced in August 1997 with a fifteen-year term that expires on August 31, 2012.  On January 30, 2008 KPMG signed a lease for an additional approximately 30,402 rentable square feet, which commences on May 1, 2008 and expires on August 31, 2012.

Option to Renew

As long as KPMG is not in default of its lease obligations, KPMG has two consecutive options to extend the expiration date of the lease for five years each for a total of ten years.  KPMG must exercise each option with at least 12 months' prior notification to landlord.  The monthly base rental rate for each option will be the prevailing market rental rate, as agreed by tenant and landlord, existing at the time of notification.  KPMG has the right to renew for its entire space or a portion of its space as long as the space is contiguous and includes at least one full floor.

Options to Expand

As long as KPMG is not in default of its lease obligations, KPMG has multiple options to expand at prevailing market rental rates, as agreed by tenant and landlord, existing at the time of notification.  KPMG also has a continuing right of first refusal (“ROFR”) to lease any or all space in the mid-rise elevator bank and floors 21 and 23.  The ROFR expires two years prior to the expiration of the lease.

Other Options

As long as KPMG is not in default of its lease obligations, KPMG has exclusive rights to exterior and interior signage.  As long as KMPG is the largest tenant, KPMG has exclusive rights to exterior signage and naming rights of the building.  KPMG also has the right to prevent the landlord from leasing space to a specific list of public accounting competitors, any schools and certain governmental agencies.  KPMG has the right to lease storage space not exceeding 7,500 square feet at pre-determined rental rates.  Although the original terms of the lease included options to reduce the amount of space and included termination options, those options have expired and KPMG does not have any remaining options to terminate the lease in part or in its entirety.

Consoer Townsend Environdyne Engineers, Inc.

CTE is currently the second largest tenant of the Property and leases three full floors and portions of two floors containing approximately 117,379 net rentable square feet, which amount translates into approximately 14% of the building.  The lease commenced in January 1996 and expires on September 30, 2014.  The lease is guaranteed by AECOM Technology Corporation.

Option to Renew

As long as CTE is not in default of its lease obligations, CTE has two consecutive options to extend the expiration date of the lease for five years each, for a total of ten years.  In order to exercise an option, CTE must give at least nine months' prior notification to the landlord, but such notice may not be given earlier than 12 months prior to expiration of the lease.  The monthly base rental rate for each option will be the prevailing market rental rate, as reasonably determined by the landlord. CTE has the right to renew as long as the renewal includes not less than 50% of the total space leased.

Options to Expand

As long as CTE is not in default of its lease obligations, CTE has a continuing right of first offer (“ROFO”) on certain space, including floors 4, 7, 10 or 12.  The monthly base rental rate for the ROFO will be the prevailing market rental rate as reasonably determined by the landlord.  The ROFO expires two years prior to the expiration of the lease.

Giveback Option

As long as CTE is not in default of its lease obligations, CTE may reduce the amount of leased space by exercising a giveback option.  CTE must notify the landlord in writing no later than January 1, 2009, and specify if the space to be returned is one of three spaces: (1) 13,293 square feet on the 10th floor; (2) 29,852 square feet on the 9th floor; or (3) 43,145 square feet on the 9th and 10th floors.  The effective date of the giveback option, if exercised properly, will be October 1, 2009.  If the giveback option is exercised properly, CTE is obligated to pay a fee equal to the unamortized leasing costs of the space given back and, depending on the amount of space given back, may include penalties.

Additional Operating Data

Additional information regarding the amount of the Property’s annual realty taxes and insurance can be found in the Statement of Operations that is included with this Form 10.  Additional information regarding the Property’s Federal tax basis, rate, method and life claimed for purposes of depreciation can be found in Notes 2 and 3 to Financial Statements that are included with this Registration Statement on Form 10.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following tables set forth the beneficial ownership of the Company’s Common Stock and Preferred Stock as of March 31, 2008 by each holder who beneficially owns more than five percent of the Company’s Common Stock or Preferred Stock, by each director, by each of the Company’s executive officers and by all current directors and executive officers as a group.  To the Company’s knowledge, no person or group, other than as set forth below, beneficially owns more than five percent of the Company’s Common Stock or Preferred Stock.

Common Stock	Number of Shares	Percentage of
	Beneficially	Outstanding
Name of Holder	Owned	Common Stock

Franklin Street Properties Corp. (1)	1	100%

George J. Carter(2)	-	0%

Barbara J. Fournier(2)	-	0%

R. Scott MacPhee(2)	-	0%

William W. Gribbell(2)	-	0%

Jeffrey B. Carter(2)	-	0%

Janet P. Notopoulos(2)	-	0%

All Directors and Executive Officers as a Group
(consisting of 6 persons)(2)	-	0%

Preferred Stock	Number of Shares	Percentage of
	Beneficially	Outstanding
Name of Holder	Owned	Preferred Stock

Franklin Street Properties Corp. (1)	965.75	43.7%

George J. Carter(2)	-	0%

Barbara J. Fournier(2)(3)	.50	.02%

R. Scott MacPhee(2)	-	0%

William W. Gribbell(2)(4)	.25	.01%

Jeffrey B. Carter(2)	-	0%

Janet P. Notopoulos(2)	-	0%

All Directors and Executive Officers as a Group
(consisting of 6 persons)	966.50	43.73%

(1)	The address of Franklin Street Properties Corp. is 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880-6210.

(2)
Each of the executive officers is employed by FSP Investments LLC, a subsidiary of Franklin Street Properties Corp.  Franklin Street Properties Corp. owns 100% of the issued and outstanding Common Stock of the Company.

(3)	The fractional share is held by Ms. Fournier and her spouse.

(4)	The fractional share is held by Mr. Gribbell’s spouse.

Item 5.  Directors and Executive Officers

Information regarding the executive officers and directors of the Company as of March 31, 2008 is set forth below:

George J. Carter, age 59, is President and a director of the Company.  Since 1996 he has also been President and Chief Executive Officer and a director of Franklin Street and is responsible for all aspects of the business of Franklin Street and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments.  From 1992 through 1996 he was President of Boston Financial Securities, Inc. (“Boston Financial”).  Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts.  From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts.  Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co.  Mr. Carter is a graduate of the University of Miami (B.S.).  Mr. Carter is a FINRA General Securities Principal (Series 24) and holds a FINRA Series 7 general securities license.

Barbara J. Fournier, age 52, is the Vice President, Chief Operating Officer, Treasurer and Secretary and a director of the Company.  Since 1996, she has also been Vice President, Chief Operating Officer, Treasurer and Secretary and a director of Franklin Street.  Ms. Fournier has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of Franklin Street and its affiliates.  From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial.  Prior to joining Boston Financial, Ms. Fournier served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group.  From 1979 through 1986, Ms. Fournier worked at First Winthrop Corporation in administrative and management capacities, including Office Manager, Securities Operations and Partnership Administration.  Ms. Fournier attended Northeastern University and the New York Institute of Finance.  Ms. Fournier is a FINRA General Securities Principal (Series 24).  She also holds other FINRA supervisory licenses including Series 4 and Series 53, and a FINRA Series 7 general securities license.

William W. Gribbell, age 48, is an Executive Vice President and a director of the Company.  Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs.  From 1993 through 1996 he was an executive officer of Boston Financial.  From 1989 to 1993, Mr. Gribbell worked at Winthrop Financial Associates.  Mr. Gribbell is a graduate of Boston University (B.A.).  Mr. Gribbell holds a FINRA Series 7 general securities license.

R. Scott MacPhee, age 50, is an Executive Vice President and a director of the Company.  Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs. From 1993 through 1996 he was an executive officer of Boston Financial.  From 1985 to 1993, Mr. MacPhee worked at Winthrop Financial Associates.  Mr. MacPhee attended American International College.  Mr. MacPhee holds a FINRA Series 7 general securities license.

Janet Prier Notopoulos, age 60, is a Vice President and a director of the Company.  In addition, she is President of FSP Property Management LLC and a Vice President and a director of Franklin Street and has as her primary responsibility the oversight of the management of the real estate assets of Franklin Street and its affiliates.  Prior to joining Franklin Street in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients.  From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company.  Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar.  Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

Jeffrey B. Carter, age 36, is a Vice President and a director of the Company, and is George J. Carter's son. In addition, he is a Senior Vice President and the Director of Acquisitions for Franklin Street.  Prior to joining Franklin Street in 1998, Mr. Carter worked in Trust Administration for Northern Trust Bank in Miami, Florida. Mr. Carter is a graduate of Arizona State University (B.A.) and The George Washington University (M.A.).  Mr. Carter holds a FINRA Series 7 general securities license.

Each of our directors holds office from the time of his or her election until the next annual meeting and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.  Each of the above persons has been associated with us since our inception in 2006.  Each of them is an employee of FSP Investments LLC, a wholly-owned subsidiary of Franklin Street, which is the sole owner of the Common Stock.  Each of our officers serves in that capacity at the request of Franklin Street.

George J. Carter, Barbara J. Fournier, R. Scott MacPhee, William W. Gribbell and Janet P. Notopoulos also serve as directors of FSP Galleria North Corp., FSP 50 South Tenth Street Corp. and FSP Phoenix Tower Corp., which are public reporting companies sponsored by Franklin Street.  Jeffrey B. Carter serves as a director of FSP 50 South Tenth Street Corp.  In their capacities as directors of FSP Galleria North Corp., FSP 50 South Tenth Street Corp. and FSP Phoenix Tower Corp., George J. Carter, Barbara J. Fournier, R. Scott MacPhee, William W. Gribbell, Janet P. Notopoulos and Jeffrey B. Carter each holds office from the time of his or her election until the next annual meeting and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

Item 6.  Executive Compensation

Each of the executive officers of the Company is compensated by Franklin Street in connection with their employment by Franklin Street and serves as an executive officer of the Company at Franklin Street’s request without compensation.  Franklin Street is subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (SEC).  Franklin Street’s common stock is traded on the American Stock Exchange under the symbol “FSP”.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

George J. Carter, Barbara J. Fournier, R. Scott MacPhee, William W. Gribbell and Janet P. Notopoulos, each of whom is an executive officer of the Company, are executive officers of Franklin Street and, except for R. Scott MacPhee and William W. Gribbell, are directors of Franklin Street.  None of such persons received any remuneration from the Company for their services.

We have in the past engaged in and currently engage in transactions with a related party, FSP.  We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders.  FSP Property Management LLC currently provides us with asset management and financial reporting services.  The asset management agreement between us and FSP Property Management LLC requires us to pay FSP Property Management LLC a monthly fee equal to one half of one percent (0.5%) of the gross revenues of the Property for the corresponding month.  The asset management agreement between us and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days’ written notice.  For the three months ended March 31, 2008 and for the period ended March 31, 2007, management fees paid were $29,000 and $23,000 respectively.  For the period ended December 31, 2007, management fees paid were $110,000.

Franklin Street is the sole holder of the Company’s one share of Common Stock that is issued and outstanding.  Subsequent to the completion of the placement of the Preferred Stock in December 2007, Franklin Street was not and is not currently entitled to share in any earnings or any related dividend related to the Common Stock of the Company.

The following is a summary of related party transactions that occurred with FSP during the period ended December 31, 2007.  The related party transactions described below are not expected to significantly affect the Company’s results of operations, financial position or liquidity for fiscal 2008 or future periods.

•
We paid acquisition fees of $622,000 and other costs of acquisition of $1,042,000 to FSP in 2007.  Such fees were included in the cost of the real estate.  We also paid organizational costs of $27,000 to FSP in 2007 which were expensed when incurred.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no acquisition fees were paid to FSP.

•
We paid syndication fees consisting of $9,954,000 for selling commissions and $132,000 for other expenses in 2007 to FSP for services related to syndication of the Company’s Preferred Stock.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no syndication fees were paid to FSP.

•
During 2007, we borrowed and subsequently repaid an Acquisition Mortgage Loan payable to Franklin Street with an original principal amount of $167,000,000 and interest equal to the rate paid by Franklin Street on its line of credit.  During 2007, the Company repaid the entire principal balance of the Acquisition Mortgage Loan, with the final payment being made on December 27, 2007.  In 2007, interest paid to Franklin Street was $6,656,000.  The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.53%.  No interest payments have been made since December 2007 because the Acquisition Mortgage Loan was repaid.

•
We paid commitment fees of $7,154,000 for the period ended December 31, 2007 to FSP for obtaining the Acquisition Mortgage Loan on the Property.  Such amounts are included in interest expense in the financial statements.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no commitment fees were paid to FSP.

•
We made distributions of $1,010,000 to Franklin Street as the sole holder of the Company’s one share of Common Stock relating to earnings of the Company prior to the completion of the offering of Preferred Stock.  No distributions have been paid to Franklin Street subsequent to the final closing of the sale of shares of the Preferred Stock, and Franklin Street is not currently entitled to share in any future earnings or any related distribution of the Company as the sole holder of the Company’s one share of Common Stock.  On December 27, 2007, Franklin Street purchased 965.75 shares of Preferred Stock (or approximately 43.7%), of the Company for consideration totaling $82,813,000.  Prior to purchasing any shares of Preferred Stock, Franklin Street agreed to vote any shares held by it on any matter presented to the holders of Preferred Stock in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than Franklin Street and its affiliates.  For purposes of determining how Franklin Street votes its shares of Preferred Stock, abstentions and non-votes by stockholders other than Franklin Street are not considered. Franklin Street is entitled to distributions that are declared on the Preferred Stock.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system.  None of our directors qualifies as “independent” under the standards of the American Stock Exchange, where Franklin Street is listed.

Item 8.  Legal Proceedings

There are no material legal proceedings to which the Company is a party. The Company from time to time may be involved in lawsuits including, but not limited to, lawsuits relating to the real property it owns for liability for slips and falls, damage to automobiles in the parking garage, minor theft or similar matters.  The Company expects that most of these suits will be covered by insurance, subject to customary deductions.  In addition, in the ordinary course of business, the Company may become involved in litigation to collect rents or other income due to it from tenants.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

There is no established public trading market for the Company’s Common Stock or Preferred Stock.

As of March 31, 2008, Franklin Street was the sole holder of record of the Common Stock and there were 815 holders of record of the Preferred Stock.  This computation is based upon the number of record holders reflected in our corporate records.

Set forth below are the distributions made to Common and Preferred Stockholders in respect of each quarter since inception.  Distributions are determined based on the Company’s Board of Directors’ review of cash available for distribution and distribution requirements necessary for the Company to continue to qualify as a real estate investment trust.  We cannot guarantee the future payment of dividends or the amount of any such dividends.  See Note 3 of the Notes to Financial Statements for additional information.

	FSP 303 East Wacker Drive Corp.
	Distributions	Distributions
	paid to	paid to
Quarter	Common	Preferred
Ended	Stockholders	Stockholders

March 31, 2007	$173,204	$-
June 30, 2007	358,787	71,902
September 30, 2007	250,000	1,149,603
December 31, 2007	228,000	1,593,961

March 31, 2008		1,707,988

The following schedule summarizes the tax components of the distributions paid for the period ended December 31, 2007:

(in thousands)	2007
	Preferred	Common	%
Ordinary income	$-	$-	0%
Return of Capital	2,815	1,010	100%

Total	$2,815	$1,010	100%

The final sale of Preferred Stock occurred on December 27, 2007 and following that date no further distributions have been or will be declared on the Common Stock.  The last distribution on Common Stock was declared on December 20, 2007 and was paid on December 28, 2007.

The Company does not have an equity compensation plan or any outstanding stock options or other securities convertible into the Company’s Common Stock.

Item 10.  Recent Sales of Unregistered Securities

Set forth below is information regarding (i) the shares of Common Stock and Preferred Stock we issued and sold since our organization in December 2006, (ii) the consideration, if any, received by us for such shares and (iii) information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

 (1) In December 2006 we issued one share of our Common Stock, $0.01 par value, at a price of $10,000.

(2) Between February 2007 and December 2007, we issued and sold an aggregate of 1,244.25 shares of our Preferred Stock, $0.01 par value per share, to 814 United States investors at a price of $100,000 per share, for an aggregate purchase price of $124,425,000.  FSP Investments LLC (member, FINRA and SIPC), a wholly-owned subsidiary of Franklin Street, acted as a broker/dealer on a best efforts basis with respect to the sale of equity interests in the Company.  On December 27, 2007, Franklin Street purchased 965.75 shares of Preferred Stock (or approximately 43.7%), of the Company for consideration totaling $82,813,000.  Prior to purchasing any shares of Preferred Stock, Franklin Street agreed to vote any shares held by it on any matter presented to the holders of Preferred Stock in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than Franklin Street and its affiliates.  For purposes of determining how Franklin Street votes its shares of Preferred Stock, abstentions and non-votes by stockholders other than Franklin Street are not considered

No underwriters were involved in the foregoing sales of securities.  The securities were offered without registration under the Securities Act of 1933 by reason of the exemptions from the registration requirements set forth in Section 4(2) thereof and in Rule 506 of Regulation D promulgated thereunder.  We based our belief that the offering had the benefit of these exemptions on the fact that no general solicitation was conducted, on information furnished in investor questionnaires and on representations made to us by the purchasers of shares of our Preferred Stock that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time.  Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration or an available exemption from such registration.

Item 11.  Description of Registrant’s Securities to be Registered

Preferred Stock

Each holder of shares of our Preferred Stock is entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available therefore.  Each holder of Preferred Stock is entitled to receive, to the extent that funds are available therefore, $100,000 per share out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company before any payment to the holders of our Common Stock; the balance of any such funds available for distribution will be distributed among the holders of shares of our Preferred Stock and the holders of our Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock is deemed to equal one-tenth of a share of Preferred Stock.  As of March 31, 2008, we had 2,210 authorized shares of Preferred Stock of which 2,210 were issued and outstanding.

Holders of shares of Preferred Stock have only limited voting rights and have no right to vote for the election of directors except as described below and as provided by law.  The affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock, voting as a separate class, is required for any of the following actions:

•           The merger of the Company with any other entity.
•           The sale of the Property.
•           Any amendment to the Company’s Certificate of Incorporation.

In addition, the affirmative vote or written consent of the holders of 66.67% of the shares of Preferred Stock is required for any change in the authorized capital stock of the Company.

The holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of our Board of Directors without cause and replace such member or members with a person or persons designated by such holders.  Thereafter (and only thereafter), the holders of shares of Preferred Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors, with the holders of Common Stock and Preferred Stock each entitled to one vote per share of stock.

Holders of shares of Preferred Stock have no redemption or conversion rights.  The offering of shares of Preferred Stock has not been registered under the Securities Act of 1933.  Holders of shares of Preferred Stock have no right to require any registration to be effected by us and we are not obligated to supply the holders of shares of Preferred Stock with information which might be necessary to enable them to make sales of the shares of Preferred Stock.  The class of Preferred Stock will be registered under the Securities Exchange Act of 1934 upon the effectiveness of this Registration Statement on Form 10.

Our Certificate of Incorporation contains a provision that renders void any transfer of shares of Preferred Stock that would result in the disqualification of the Company as a REIT.

Common Stock

Except as set forth above, the holders of Common Stock have the sole right to elect the directors of the Company and to vote on all matters.  As of March 31, 2008, we had one authorized share of Common Stock, which was issued and outstanding.

Item 12.  Indemnification of Directors and Officers

Article SEVENTH of our Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law and provides that no director of our company shall be personally liable to the Company or its stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

The Delaware General Corporation Law currently permits the liability of directors to a corporation or its stockholders for money damages to be eliminated, except for:

•	any breach of the director’s duty of loyalty to the corporation and its stockholders,

•	acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and

•	any transaction from which the director derived an improper personal benefit.

Article EIGHTH of our Certificate of Incorporation provides that, with respect to any threatened, pending or completed action, suit or proceeding other than an action by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity,  shall be indemnified by us against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding and appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article EIGHTH, we will not indemnify a director or officer to the extent that such person is reimbursed from the proceeds of insurance, and in the event we make any indemnification payments to such person and he is subsequently reimbursed from the proceeds of insurance, he will promptly refund such indemnification payments to us to the extent of such insurance reimbursement.

Article EIGHTH of our Certificate of Incorporation further provides that, with respect to any threatened, pending or completed action or suit by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by us against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action and any appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, except to the extent that the Court of Chancery of Delaware determines upon application that such indemnification is proper under the circumstances.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, or on appeal of the same, he is required to be indemnified by us against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by him or on his behalf incurred in connection therewith.  Without limiting the foregoing, for these purposes such director or officer will be considered to have been wholly successful with respect to any action, suit or proceeding if it is disposed of, including without prejudice, without (a) being adverse to him, (b) an adjudication that he was liable to us, (c) a plea of guilty or nolo contendere, (d) an adjudication that he did not act in good faith and in a manner he believed to be reasonably to be in or not opposed to our best interests, and (e) with respect to a criminal proceeding, an adjudication that he had reasonable cause to believe his conduct was unlawful.  Costs, charges and expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such costs, charges and expenses.

Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification.  Costs incurred by such director or officer in connection with successfully establishing his right to indemnification, in whole or in part, will also be indemnified by us.  As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

Article EIGHTH of our Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended, we must continue to indemnify our directors and officers with respect to any action that arose prior to the amendment, to the same extent that the director or officer would have been indemnified prior to the amendment.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person has no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The Franklin Street directors and officers liability insurance policy covers certain liabilities of directors and officers of the Company.

Item 13.  Financial Statements and Supplementary Data

The information required by this item is included in the financial statements in Item 15 and in Exhibit 99.1 and Exhibit 99.2 to this Registration Statement on Form 10 which are incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.  Financial Statements and Exhibits

The following documents are filed as part of this Registration Statement on Form 10.

(a)	Consolidated Financial Statements
See Index to Consolidated Financial Statements on page F-1.

(b)	Exhibits
The Exhibits set forth in the Exhibit Index are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008	FSP 303 East Wacker Drive Corp.

By: /s/ George J. Carter
George J. Carter
President

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Certificate of Incorporation

3.2*	By-Laws
10.1*
Office Lease, dated August 1997, between Metropolitan Life Insurance Company and KPMG Peat Marwick LLP, as amended by that certain First Amendment, dated December 4, 1997, between Metropolitan Life Insurance Company and KPMG Peat Marwick LLP, as further amended by that certain Second Amendment to Lease, dated December 4, 1997, between Metropolitan Life Insurance Company and KPMG Peat Marwick LLP, as further amended by that certain Third Amendment to Lease, dated March 4, 2004, between 303 Wacker Realty L.L.C. and KPMG LLP, as further amended by that certain Fourth Amendment to Lease, dated January 8, 2008, between FSP 303 East Wacker Drive LLC and KPMG LLP

10.2*
Office Lease, dated January 1, 1996, between Metropolitan Life Insurance Company and Consoer Townsend Environdyne Engineers, Inc., as amended by that certain First Amendment to Lease, dated October 1, 1999, between 303 Wacker Realty L.L.C. and Consoer Townsend Environdyne Engineers, Inc., as further amended by that certain Second Amendment to Lease, dated January 22, 2001, between 303 Wacker Realty L.L.C. and Consoer Townsend Environdyne Engineers, Inc., as further amended by that certain Third Amendment to Lease, dated March 1, 2004, between 303 Wacker Realty L.L.C. and Consoer Townsend Environdyne Engineers, Inc.

10.3*
Asset Management Agreement, dated January 5, 2007, between FSP 303 East Wacker Drive LLC and FSP Property Management LLC, as amended by that certain First Amendment to Asset Management Agreement, dated August 23, 2007, between FSP 303 East Wacker Drive LLC and FSP Property Management LLC

10.4*	Voting Agreement, dated January 1, 2007, among FSP 303 East Wacker Drive Corp., George J. Carter and Franklin Street Properties Corp.
21.1*	Subsidiaries of FSP 303 East Wacker Drive Corp.
99.1*	Consolidated Financial Statements of FSP 303 East Wacker Drive Corp.
99.2*	Pro Forma Financial Information of FSP 303 East Wacker Drive Corp.

* Previously filed.

FSP 303 East Wacker Drive Corp.
Index to Consolidated Financial Statements

March 31, 2008

Table of Contents
Page
Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-3

Consolidated Statements of Operations for the three months ended March 31, 2008 (unaudited), for the period
January 5, 2007 (date operations commenced) to March 31, 2007 (unaudited),
and the period January 5, 2007 (date operations commenced) to December 31, 2007	F-4

Statements of Changes in Stockholders’ Equity for the period January 5, 2007
(date operations commenced) to December 31, 2007 and the three months ended
March 31, 2008 (unaudited)	F-5

Statements of Cash Flows for the three months ended March 31, 2008 (unaudited), for the period
January 5, 2007 (date operations commenced) to March 31, 2007 (unaudited),
and the period January 5, 2007 (date operations commenced) to December 31, 2007	F-6

Notes to Financial Statements	F-7

Financial Statement Schedule – Schedule III	F-17

All other schedules for which a provision is made in the applicable accounting resolutions of the Securities Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

 [LETTERHEAD OF BRAVER PC]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
FSP 303 East Wacker Drive Corp.
Wakefield, Massachusetts

We have audited the accompanying consolidated balance sheet of FSP 303 East Wacker Drive Corp. as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from January 5, 2007  (date operations commenced) to December 31, 2007.  Our audit also included the financial statement schedule listed in the Index at Item 15(a)(2).  These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the balance sheet as of March 31, 2008 and the statements of operations, changes in stockholders' equity and cash flows for the three months then ended, we did not extend our auditing procedures to enable us to express an opinion on the financial position as of March 31, 2008 and the results of operations and cash flows for the three months then ended. Accordingly, we express no opinion on them.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSP 303 East Wacker Drive Corp. as of December 31, 2007, and the results of its operations and its cash flows for the period from January 5, 2007 (date operations commenced) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Braver PC
Newton, Massachusetts
March 31, 2008

FSP 303 East Wacker Drive Corp Consolidated Balance Sheets
	March 31,	December 31,
(in thousands, except share and par value amounts)	2008	2007
	(unaudited)
Assets:

Real estate investments, at cost:
Land	$26,200	$26,200
Buildings and improvements	130,557	129,098
	156,757	155,298

Less accumulated depreciation	4,136	3,292

Real estate investments, net	152,621	152,006

Acquired real estate leases, net of accumulated amortization of $2,667 and $2,334	8,316	8,888
Acquired favorable real estate leases, net of accumulated amortization of $2,059 and $1,719	5,889	6,315
Cash and cash equivalents	23,654	25,353
Tenant rent receivables, less allowance for doubtful accounts
of $17 and $0, respectively	137	107
Step rent receivable	1,636	1,466
Deferred leasing costs, net of accumulated amortization of $35 and $41	533	400
Prepaid expenses and other assets	102	137

Total assets	$192,888	$194,672

Liabilities and Stockholders’ Equity:

Liabilities:
Accounts payable and accrued expenses	$7,062	$8,588
Distribution payable	-	1,708
Tenant security deposits	790	790
Acquired unfavorable real estate leases, net of accumulated amortization of $131 and $139	447	474

Total liabilities	8,299	11,560

Commitments and Contingencies:	-	-

Stockholders’ Equity:
Preferred Stock, $.01 par value, 2,210 shares authorized,
issued and outstanding at March 31, 2008 and December 31, 2007,
aggregate liquidation preference $221,000	-	-

Common Stock, $.01 par value, 1 share
authorized, issued and outstanding	-	-
Additional paid-in capital	197,162	197,162
Retained deficit and distributions in excess of earnings	(12,573)	(14,050)

Total Stockholders’ Equity	184,589	183,112

Total Liabilities and Stockholders’ Equity	$192,888	$194,672
See accompanying notes to consolidated financial statements.

FSP 303 East Wacker Drive Corp. Consolidated Statements of Operations
(in thousands, except share and per share amounts)	Three Months Ended March 31, 2008	For the Period January 5, 2007 (date operations commenced) to March 31, 2007	For the Period January 5, 2007 (date operations commenced) to December 31, 2007
	(unaudited)	(unaudited)
Revenues:
Rental	$5,791	$5,346	$22,118

Total revenue	5,791	5,346	22,118

Expenses:

Rental operating expenses	1,608	1,396	5,856
Real estate taxes and insurance	1,504	1,499	5,735
Depreciation and amortization	1,436	1,272	5,667
Interest	-	5,442	13,810

Total expenses	4,548	9,609	31,068

Income (loss) before interest income	1,243	(4,263)	(8,950)

Interest income	234	103	433

Net income (loss)	1,477	(4,160)	(8,517)

Distributions paid to common stockholder	-	-	1,010

Net income (loss) attributable to preferred stockholders	$1,477	$(4,160)	$(9,527)

Weighted average number of preferred shares outstanding,
basic and diluted	2,210	111.59	894.00

Net income (loss) per preferred share, basic and diluted	$668	$(37,279)	$(10,657)
See accompanying notes to financial statements.

FSP 303 East Wacker Drive Corp.
Consolidated Statements of Changes in Stockholders’ Equity
For the Period January 5, 2007 (date operations commenced) to December 31, 2007 and the three months ended March 31, 2008 (unaudited)

(in thousands, except shares and per share amount)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit and Distributions in Excess of Earnings	Total Stockholders' Equity

Issuance of common share	$-	$-	$10	$-	$10

Private offering of 2,210 shares, net	-	-	197,152	-	197,152

Distributions - common stockholders					-
or $1,010 per common share	-	-	-	(1,010)	(1,010)

Distributions - preferred stockholders
or $5,059 per perferred share	-	-	-	(4,523)	(4,523)

Net loss	-	-	-	(8,517)	(8,517)

Balance, December 31, 2007	-	-	197,162	(14,050)	183,112

Net Income	-	-	-	1,477	1,477

Balance, March 31, 2008	$-	$-	$197,162	$(12,573)	$184,589

See accompanying notes to financial statements.

FSP 303 East Wacker Drive Corp. Consolidated Statements of Cash Flows
	For the Three Months Ended March 31,	For the Period January 5, 2007 (date operations commenced) to March 31,	For the Period January 5, 2007 (date operations commenced) to December 31,
(in thousands)	2008	2007	2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$1,477	$(4,160)	$(8,517)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	1,436	1,272	5,667
Amortization of favorable real estate leases	426	428	1,719
Amortization of unfavorable real estate leases	(27)	(39)	(139)
Bad debt expense	17	-	-
Changes in operating assets and liabilities:
Tenant rent receivable	(47)	(175)	(107)
Step rent receivable	(170)	(699)	(1,466)
Prepaid expenses and other assets	35	(88)	(137)
Accounts payable and accrued expenses	(2,179)	6,009	7,708
Tenant security deposits	-	977	790
Payment of deferred leasing costs	(153)	(8)	(441)

Net cash provided by operating activities	815	3,517	5,077

Cash flows from investing activities:
Purchase of real estate assets	(806)	(152,787)	(154,418)
Purchase of acquired real estate leases	-	(11,222)	(11,222)
Purchase of acquired favorable / unfavorable real estate leases	-	(7,421)	(7,421)

Net cash used for investing activities	(806)	(171,430)	(173,061)

Cash flows from financing activities:
Proceeds from sale of company stock	-	49,160	140,849
Syndication costs	-	(4,076)	(10,086)
Distributions to stockholders	(1,708)	-	(3,825)
Proceeds from long-term debt	-	167,000	167,000
Principal payments on long-term debt	-	(40,559)	(100,601)

Net cash provided by (used for) financing activities	(1,708)	171,525	193,337

Net increase (decrease) in cash and cash equivalents	(1,699)	3,612	25,353

Cash and cash equivalents, beginning of period	25,353	-	-

Cash and cash equivalents, end of period	$23,654	$3,612	$25,353

Supplemental disclosure of cash flow information:

Cash paid for:
Interest	$-	$5,413	$13,810

Disclosure of non-cash investing activities:
Accrued costs for purchase of real estate assets	$1,533	$1,767	$880

Disclosure of non-cash financing activities:
Distributions declared but not paid	$-	$173	$1,708
First Mortgage Loan balance converted to preferred shares	$-	$-	$66,399

See accompanying notes to consolidated financial statements.

FSP 303 East Wacker Drive Corp.
 Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

1.      Organization

FSP 303 East Wacker Drive Corp. (the “Company”) was organized on December 13, 2006 as a corporation under the laws of the State of Delaware to purchase, own, and operate a twenty-eight story Class “A” multi-tenant office tower containing approximately 859,187 rentable square feet of space located in downtown Chicago, Illinois (the “Property”).  The Company acquired the Property and commenced operations on January 5, 2007.

2.      Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements include all of the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

The results of operations from operation commencement date to December 31, 2007 are not necessarily indicative of the results to be obtained for other interim periods or for the full fiscal year.

UNAUDITED INFORMATION

The accompanying financial statements include the unaudited consolidated balance sheet as of March 31, 2008 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the periods ended March 31, 2008 and 2007.  This unaudited information has been prepared on the same basis as the audited financial statements and, in management’s opinion, reflects all adjustments (consisting solely of normal recurring matters) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the periods presented.  Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

ESTIMATES AND ASSUMPTIONS

The Company prepares its consolidated financial statements and related notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

REAL ESTATE AND DEPRECIATION

Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation.

Costs related to property acquisition and improvements are capitalized.  Typical capital items include new roofs, site improvements, various exterior building improvements and major interior renovations.  Funding for capital improvements typically is provided by cash set aside at the time the Property was purchased.

Routine replacements and ordinary maintenance and repairs that do not extend the life of the asset are expensed as incurred.   Typical expense items include interior painting, landscaping and minor carpet replacements. Funding for repairs and maintenance items typically is provided by cash flows from operating activities.

Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

Category	Years

Building - Commercial	39
Building Improvements	15-39
Furniture & Equipment	5-7

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

2.      Summary of Significant Accounting Policies (continued)

The following schedule reconciles the cost of the Property as shown in the Company’s Offering Memorandum dated January 1, 2007 to the amounts shown on the Company’s Balance Sheet as of December 31, 2007:

(in thousands)

Price per Offering Memorandum	$167,000
Plus: Acquisition fees	622
Other acquisition costs	1,042
2006 Real Estate Taxes	5,466
Transfer Tax	1,252
Less: Credits at closing	(2,037)
Total	$173,345

These costs were recorded in the Company’s Balance Sheet as of December 31, 2007 as follows:

(in thousands)

Land	$26,200
Building	128,502
Acquired real estate leases	11,222
Acquired favorable real estate leases	8,034
Acquired unfavorable real estate leases	(613)
Total	$173,345

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset’s carrying value.  When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset’s current carrying value and its fair value based on discounting its estimated future cash flows.  At March 31, 2008 and December 31, 2007, no such indicators of impairment were identified.

Depreciation expense of $844,000 and $3,292,000 is included in Depreciation and Amortization in the Company’s Consolidated Statements of Operations for the periods ended March 31, 2008 and December 31, 2007, respectiviely.

ACQUIRED REAL ESTATE LEASES

Acquired real estate leases represent the estimated value of legal and leasing costs related to acquired leases that were included in the purchase price when the Company acquired the Property.  Under Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”, which was approved by the Financial Accounting Standards Board (“FASB”) in June 2001, the Company is required to segregate these costs from its investment in real estate.  The Company subsequently amortizes these costs on a straight-line basis over the remaining life of the related leases. Amortization expense of $572,000 and $2,334,000 is included in Depreciation and Amortization in the Company’s Consolidated Statements of Operations for the periods ended March 31, 2008 and December 31, 2007, respectively.

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

2.      Summary of Significant Accounting Policies (continued)

Acquired real estate lease costs included in the purchase price of the Property were $11,222,000 and are being amortized over the weighted-average period of five years in respect of the leases assumed. Detail of the acquired real estate leases are as follows:

(in thousands)	March 31, 2008	December 31, 2007
Cost	$10,983	$11,222
Accumulated amortization	(2,667)	(2,334)
Book value	$8,316	$8,888

The estimated annual amortization expense for the five years succeeding December 31, 2007 is as follows:

(in thousands)
2008	$2,172
2009	$1,716
2010	$1,333
2011	$1,257
2012	$1,049

ACQUIRED FAVORABLE REAL ESTATE LEASES

Acquired favorable real estate leases represent the value related to the leases when the lease payments due under a tenant’s lease exceed the market rate of the lease at the date the Property was acquired.  Under SFAS 141 the Company is required to report this value separately from its investment in real estate.  The Company subsequently amortizes this amount on a straight-line basis over the remaining life of the tenant’s leases.  Amortization of $426,000 and $1,719,000 is shown as a reduction of rental income in the Company’s Consolidated Statements of Operations for the periods ended March 31, 2008 and December 31, 2007, respectively.

The acquired favorable real estate leases included in the purchase price of the property were $8,034,000 and are being amortized over a weighted-average period of five years in respect of the leases assumed. Detail of the acquired favorable real estate leases are as follows:

(in thousands)	March 31, 2008	December 31, 2007
Cost	$7,948	$8,034
Accumulated amortization	(2,059)	(1,719)
Book value	$5,889	$6,315

The estimated annual amortization for the five years succeeding December 31, 2007 is as follows:

(in thousands)
2008	$1,662
2009	$1,170
2010	$782
2011	$703
2012	$678

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

2.      Summary of Significant Accounting Policies (continued)

ACQUIRED UNFAVORABLE REAL ESTATE LEASES

The Company accounts for leases acquired via direct purchase of real estate assets under the provisions of SFAS No. 141.  Acquired unfavorable real estate leases represent the value relating to leases with rents below the market rate.  Amortization is computed using the straight-line method over the lives of the leases assumed.  Amortization of $27,000 and $139,000 is included with rental revenue in the Company’s Consolidated Statement of Operations for the periods ended March 31, 2008 and December 31, 2007, respectively.

The acquired unfavorable real estate leases included in the purchase price of the property were $613,000 and are being amortized over a weighted average period of four years in respect of the leases assumed.  Detail of the acquired unfavorable real estate leases are as follows:

(in thousands)	March 31, 2008	December 31, 2007
Cost	$578	$613
Accumulated amortization	(131)	(139)
Book value	$447	$474

The estimated annual amortization for the five years succeeding December 31, 2007 is as follows:

(in thousands)
2008	$106
2009	$86
2010	$43
2011	$42
2012	$42

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

The Company has set aside funded reserves of $18,276,000 and $19,505,000 at March 31, 2008 and December 31, 2007, respectively, in anticipation of future capital needs of the Property.  These funds typically are used for the payment of real estate assets and deferred leasing commissions; however, there is no legal restriction on their use and they may be used for any Company purpose.

CONCENTRATION OF CREDIT RISKS

Cash, cash equivalents and short-term investments are financial instruments that potentially subject the Company to a concentration of credit risk.   The Company maintains its cash balances and short-term investments principally in banks which the Company believes to be creditworthy.  The Company periodically assesses the financial condition of the banks and believes that the risk of loss is minimal.  Cash balances held with various financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

For the periods ended March 31, 2008 and December 31, 2007, rental income was derived from various tenants.  As such, future receipts are dependent upon the financial strength of the lessees and their ability to perform under the lease agreements.

The following tenants represents greater than 10% of rental revenue as of March 31, 2008 and December 31, 2007:

KPMG LLP	26.2%
CTE Engineers, Inc	16.9%
Equity Mktg, DBA Upshot	10.9%

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

2.      Summary of Significant Accounting Policies (continued)

FINANCIAL INSTRUMENTS

The Company estimates that the carrying value of cash and cash equivalents approximate their fair values based on their short-term maturity and prevailing interest rates.

STEP RENT RECEIVABLE

Certain leases provide for fixed rental increases over the life of the lease. Rental revenue is recognized on the straight-line basis over the related lease term; however, billings by the Company are based on required minimum rentals in accordance with the lease agreements.  Step rent receivable, which is the cumulative revenue recognized in excess of amounts billed by the Company, is $1,636,000 and $1,466,000 at March 31, 2008 and December 31, 2007, respectively.

TENANT RENT RECEIVABLE

Tenant rent receivable is reported at the amount the Company expects to collect on balances outstanding at year-end.  Management monitors outstanding balances and tenant relationships and concluded that any realization losses would be immaterial.

DEFERRED LEASING COSTS

Deferred leasing commissions represent direct and incremental external leasing costs incurred in the leasing of commercial space.  These costs are capitalized and are amortized on a straight-line basis over a weighted average period of seven years in respect of the terms of the related lease agreement. Amortization expense was $20,000 and $41,000 for the periods ended March 31, 2008 and December 31, 2007, respectively.  Detail of the deferred leasing costs are as follows:

(in thousands)	March 31, 2008	December 31, 2007
Cost	$568	$441
Accumulated amortization	(35)	(41)
Book value	$533	$400

The estimated annual amortization expense for the five years succeeding December 31, 2007 is as follows:

(in thousands)
2008	$68
2009	$62
2010	$57
2011	$54
2012	$52

SYNDICATION FEES

Syndication fees are selling commissions and other costs associated with the initial offering of shares of the Company’s Preferred Stock.  Such costs, in the amount of $10,086,000 have been reported as a reduction in Stockholders’ Equity in the Company’s Consolidated Balance Sheet at December 31, 2007.

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

2.      Summary of Significant Accounting Policies (continued)

REVENUE RECOGNITION

The Company has retained substantially all of the risks and benefits of ownership of the Company's commercial property and accounts for its leases as operating leases. Rental income from leases, which may include rent concession (including free rent and tenant improvement allowances) and scheduled increases in rental rates during the lease term, is recognized on a straight-line basis. The Company does not have any percentage rent arrangements with its commercial property tenants. Reimbursable costs are included in rental income in the period earned.

A schedule showing the components of rental revenue is shown below.

	Period Ended	Period Ended
	March 31,	December 31,
(in thousands)	2008	2007
Income from leases	$3,004	$11,246
Straight-line rent adjustment	170	1,063
Reimbursable expenses and parking	3,016	11,389
Amortization of favorable leases	(426)	(1,719)
Amortization of unfavorable leases	27	139

Total	$5,791	$22,118

INTEREST INCOME

Interest income is recognized when the earnings process is complete.

INCOME TAXES

The Company intends to elect to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended.  As a REIT, the Company generally is entitled to a tax deduction for dividends paid to its stockholders, thereby effectively subjecting the distributed net income of the Company to taxation at the stockholder level only.  The Company must comply with a variety of restrictions to maintain its status as a REIT.  These restrictions include the type of income it can earn, the type of assets it can hold, the number of stockholders it can have and the concentration of their ownership, and the amount of the Company’s taxable income that must be distributed annually.

NET INCOME PER SHARE

The Company follows SFAS No. 128 "Earnings per Share", which specifies the computation, presentation and disclosure requirements for the Company's net income per share. Basic net income per share of Preferred Stock is computed by dividing net income by the weighted average number of shares of Preferred Stock outstanding during the period. Diluted net income per share of Preferred Stock reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares.  There were no potential dilutive shares outstanding at March 31, 2008 and December 31, 2007. Subsequent to the completion of the offering shares of Preferred Stock, the holder of Common Stock is not entitled to share in any income nor in any related dividend.

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

3.     Income Taxes

The Company files as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended.  In order to qualify as a REIT, the Company is required to distribute at least 90% of its taxable income to stockholders and to meet certain asset and income tests as well as certain other requirements.  The Company will generally not be liable for federal income taxes, provided it satisfies these requirements.  Even as a qualified REIT, the Company is subject to certain state and local taxes on its income and property.

The Company’s adoption of the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (“FIN 48”) effective January 1, 2007 did not result in recording a liability, nor was any accrued interest and penalties recognized with the adoption of FIN 48.  Accrued interest and penalties will be recorded as income tax expense, if the Company records a liability in the future.  The Company’s effective tax rate was not affected by the adoption of FIN 48.  The Company files income tax returns in the U.S federal jurisdiction and the state of Illinois.  The statute of limitations for the Company’s income tax returns is generally three years and as such, the Company’s returns that remain subject to examination would be from 2006 and thereafter.

For the periods ended December 31, 2007 and 2006, the Company incurred a net operating loss for income tax purposes of approximately $5,816,000 and $10,000 that can be carried forward until it expires in the year 2027 and 2026, respectively.

At December 31, 2007, the Company’s net tax basis of its real estate assets was $170,326,000.

The following schedule reconciles net loss to taxable loss subject to dividend requirements:

Period Ended
December 31,
(in thousands)	2007

Net loss	$(8,517)

Add: Book depreciation and amortization	5,667
Amortization of favorable real estate leases	1,719
Deferred rent	144
Organization costs	27
Less: Tax depreciation and amortization	(3,654)
Amortization of unfavorable real estate leases	(139)
Straight-line rent adjustment	(1,063)
Taxable loss[1]	$(5,816)

1 A tax loss is not subject to a dividend requirement.

The following schedule summarizes the tax components of the distributions paid for the period ended December 31,:

(in thousands)	2007
	Preferred	Common	%
Ordinary income	$-	$-	0%
Return of Capital	2,815	1,010	100%

Total	$2,815	$1,010	100%

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

4.      Capital Stock

PREFERRED STOCK

Generally, each holder of shares of Preferred Stock is entitled to receive ratably all dividends, if any, declared by the Board of Directors out of funds legally available.  The right to receive dividends is non-cumulative, and no right to dividends shall accrue by reason of the fact that no dividend has been declared in any prior year.  Each holder of shares of Preferred Stock will be entitled to receive, to the extent that funds are available therefore, $100,000 per share of Preferred Stock, before any payment to the holder of Common Stock, out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company; the balance of any such funds available for distribution will be distributed among the holders of shares of Preferred Stock and the holder of Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock will be deemed to equal one-tenth of a share of Preferred Stock.

In addition to certain rights to remove and replace directors with or without cause, the holders of a majority of the then outstanding shares of Preferred Stock shall have the further right to approve or disapprove a proposed sale of the Property, the merger of the Company with any other entity and amendments to the corporate charter.  A vote of the holders of not less than 66.67% of the then outstanding shares of Preferred Stock is required for the issuance of any additional shares of capital stock.  Holders of shares of Preferred Stock have no redemption or conversion rights.

COMMON STOCK

Franklin Street Properties Corp. (“Franklin Street”) is the sole holder of the Company’s Common Stock.  Franklin Street has the right to vote to elect the directors of the Company and to vote on all matters, subject to the voting rights of the Preferred Stock set forth above.  Subsequent to the completion of the offering of the shares of Preferred Stock in December 2007, Franklin Street, as the holder of Common Stock, was not, and is not entitled to share in any earnings or any related dividend with respect to the Common Stock.

5.      Related Party Transactions

The following is a summary of related party transactions that occurred with Franklin Street during the period ended December 31, 2007.  The Company has in the past engaged in and currently engages in transactions with a related party, Franklin Street, and its subsidiaries, FSP Investments LLC and FSP Property Management LLC (collectively “FSP”).  The Company expects to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of its  stockholders.  FSP Property Management LLC currently provides the Company with asset management and financial reporting services.  The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one half of one percent (0.5%) of the gross revenues of the Property for the corresponding month.  The asset management agreement between the Company and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days’ written notice.  For the three months ended March 31, 2008 and for the period ended March 31, 2007, management fees paid were $29,000 and $23,000 respectively. For the period ended December 31, 2007, management fees paid were $110,000.

FSP is the sole holder of the Company’s one share of Common Stock that is issued and outstanding.  Subsequent to the completion of the placement of the Preferred Stock in December 2007, FSP was not and is not currently entitled to share in any earnings or any related dividend related to the Common Stock of the Company.

The related party transactions described below are not expected to significantly affect the Company’s results of operations, financial position or liquidity for fiscal year 2008 or future periods.

The Company paid acquisition fees of $622,000 and other costs of acquisition of $1,042,000 to FSP in 2007.  Such fees were included in the cost of the real estate.  The Company also paid organizational costs of $27,000 to FSP in 2007 which were expensed when incurred.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no acquisition fees were paid to FSP.

The Company paid syndication fees consisting of $9,954,000 for selling commissions and $132,000 for other expenses in 2007 to FSP for services related to syndication of the Company’s Preferred Stock.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no syndication fees were paid to FSP.

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

5.      Related Party Transactions (continued)

During 2007, the Company borrowed and has subsequently repaid an Acquisition Mortgage Loan payable to Franklin Street with an original principal amount of $167,000,000 and interest equal to the rate paid by Franklin Street on its line of credit.  During 2007, the Company repaid the entire principal balance of the Acquisition Mortgage Loan, with the final payment being made on December 27, 2007.  In 2007, interest paid to Franklin Street was $6,656,000.  The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.53%.  No interest payments have been made since December 2007 because the Acquisition Mortgage Loan has been repaid.

The Company paid commitment fees of $7,154,000 for the period ended December 31, 2007 to FSP for obtaining the Acquisition Mortgage Loan on the Property.  Such amounts are included in interest expense in the consolidated financial statements.  Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on December 27, 2007, no commitment fees were paid to FSP.

The Company made distributions of $1,010,000 to Franklin Street as the sole holder of the Company’s one share of Common Stock relating to earnings of the Company prior to the completion of the offering of Preferred Stock.  No distributions have been paid to Franklin Street as the sole holder of the Company’s Common Stock subsequent to the final closing of the sale of shares of the Preferred Stock, and Franklin Street is not currently entitled to share in any future earnings or any related distribution of the Company as the sole holder of the Company’s Common Stock.  On December 27, 2007, Franklin Street purchased 965.75 shares of Preferred Stock (or approximately 43.7%), of the Company for consideration totaling $82,813,000.  Prior to purchasing any shares of Preferred Stock, Franklin Street agreed to vote any shares held by it on any matter presented to the holders of Preferred Stock in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than Franklin Street and its affiliates.  For purposes of determining how Franklin Street votes its shares of Preferred Stock, abstentions and non-votes by stockholders other than Franklin Street are not considered. Franklin Street is entitled to distributions that are declared on the Preferred Stock.

6.      Commitments and Contingencies

The Company, as lessor, has minimum future rentals due under non-cancelable operating leases as follows:

	Year Ending
(in thousands)	December 31,	Amount
	2008	$11,793
	2009	10,207
	2010	8,927
	2011	8,746
	2012	7,781
	Thereafter	12,473

		$59,927

In addition, the lessees are liable for certain real estate taxes and certain operating expenses of the Property pursuant to lease agreements.

Upon acquiring the commercial rental property on January 5, 2007, the Company was assigned the lease agreements between the seller of the Property and the existing tenants.

7.      Segment Reporting

The Company operates in one industry segment – real estate ownership of commercial property.  As of March 31, 2008 and December 31, 2007 the Company owned and operated a twenty-eight story office tower in that one segment.

FSP 303 East Wacker Drive Corp.
Notes to Consolidated Financial Statements
(Information as of and for the three months ended March 31, 2008 and 2007 is unaudited)

8.      Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consists of the components shown below:

	March 31,	December 31,
(in thousands)	2008	2007

Accrued property tax	$4,133	$5,450
Deferred rental income	428	1,086
Accrued capital expenditures	1,140	487
Accounts payable and other accrued expenses	968	1,172
Due to tenant - tenant improvements	393	393

Total	$7,062	$8,588

9.      Subsequent Events

On April 18, 2008, the Board of Directors of the Company declared a cash distribution of $1,400 per share of Preferred Stock payable on May 20, 2008 to stockholders of record on April 30, 2008.

SCHEDULE III

FSP 303 East Wacker Drive Corp.
Real Estate and Accumulated Depreciation
December 31, 2007

		Initial Cost			Historical Costs
Description	Encumbrances (1)	Land	Buildings Improvements and Equipment	Costs Capitalized (Disposals) Subsequent to Acquisition	Land	Buildings Improvements and Equipment	Total (2)	Accumulated Depreciation	Total Costs, Net of Accumulated Depreciation	Depreciable Life (Years)	Date of Acquisition
		(in thousands)
303 East Wacker, Chicago, Illinois		$26,200	$128,502	$596	$26,200	$129,098	$155,298	$3,292	$152,006	39	2007

(1)	There are no encumbrances on this property.
(2)	The aggregate cost for Federal Income Tax purposes is $173,942.

SCHEDULE III

FSP 303 East Wacker Drive Corp.
Real Estate and Accumulated Depreciation
March 31, 2008

		Initial Cost			Historical Costs
Description	Encumbrances (1)	Land	Buildings Improvements and Equipment	Costs Capitalized (Disposals) Subsequent to Acquisition	Land	Buildings Improvements and Equipment	Total (2)	Accumulated Depreciation	Total Costs, Net of Accumulated Depreciation	Depreciable Life (Years)	Date of Acquisition
		(in thousands)
303 East Wacker, Chicago, Illinois		$26,200	$128,502	$2,055	$26,200	$130,557	$156,757	$4,136	$152,621	39	2007

(1)	There are no encumbrances on this property.
(2)	The aggregate cost for Federal Income Tax purposes is $173,942.

FSP 303 East Wacker Drive Corp.

The following table summarizes the changes in the Company’s real estate investments and accumulated depreciation:

	March 31,	December 31,
(in thousands)	2008	2007

Real estate investments, at cost:
Balance, beginning of period	$155,298	$-
Acquisitions	-	154,702
Improvements	1,459	596

Balance, end of period	$156,757	$155,298

Accumulated depreciation:
Balance, beginning of period	$3,292	$-
Depreciation	844	3,292

Balance, end of period	$4,136	$3,292